Exhibit 99.1

HEBRON TECHNOLOGY CO., LTD

NO. 936, JINHAI 2ND ROAD, KONGGANG NEW AREA

LONGWAN DISTRICT

WENZHOU CITY, ZHEJIANG PROVINCE

PEOPLE’S REPUBLIC OF CHINA

PROXY STATEMENT AND NOTICE OF

SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF HEBRON TECHNOLOGY CO., LTD:

You are cordially invited to attend a special meeting of the shareholders of HEBRON TECHNOLOGY CO., LTD., a British Virgin Islands company (the “Company,” “HEBT”, “we,” “us” or “our”), which will be held on June 14, 2019 at 10:00 a.m., Beijing time, at our executive offices at No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, China.

At the special meeting, our shareholders will be asked to consider and vote on five (5) proposals:

(1)	Reverse Split Proposal: a proposal to approve a reverse split of the Company’s common shares in a ratio to be determined by our Board of Directors of between two and ten currently outstanding common shares being converted into one common share, with the exact ratios to be determined by the Board of Directors in its sole discretion.

(2)	Share Transfer Proposal: a proposal to approve the transfer by Wise Metro Development Co., Ltd., a British Virgin Islands company (“Wise”) and Mr. Zuoqiao Sun Zhang, a citizen of Guatemala (“Sun Zhang”; and together with Wise, “Sellers”) of all of such Sellers’ Class B common shares of the Company to NiSun International Enterprise Management Group Co., Ltd., a company organized under the laws of Cayman Islands (the “Buyer”).

(3)	NiSun Proposal: a proposal for the Company to purchase for cash, cash equivalents or promissory note all of the equity of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd., a British Virgin Islands company (“NiSun BVI”), focused on the provision of certain financial services.

(4)	Option Proposal: a proposal for Sellers or their designee to acquire an option to purchase (a) the Company’s 100% equity interest in Zhejiang Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”), (b) the Company’s 100% equity interest in Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”) and (c) the Company’s 49% equity interest in Xuzhou Weijia Bio-Tech Co., Ltd. (“Weijia Bio-Tech”), Chinese operating subsidiaries of the Company.

(5)	Adjournment Proposal: a proposal to adjourn the special meeting to a later meeting date if needed to permit the further solicitation of proxies if management determines that there are insufficient votes and proxies to approve one or more of the Reverse Split Proposal, Share Transfer Proposal, NiSun Proposal and Option Proposal.

The Share Transfer Proposal, NiSun Proposal and Option Proposal are conditioned on and contingent on each other. Each of such proposals must be approved for any of such proposals to be approved. Each of the Reverse Split Proposal and Adjournment Proposal can be approved or rejected by shareholders independently of the Share Transfer Proposal, NiSun Proposal and Option Proposal.

If the Share Transfer Proposal, NiSun Proposal and Option Proposal are approved, then on the Closing Date of the Share Purchase Agreement, the Buyer will purchase (i) Wise’s 1,800,000 Class B common shares of the Company, par value $0.001 per share and (ii) Sun Zhang’s 5,978,400 Class B common shares of the Company, which will together constitute approximately 47.8% of all of the Company’s outstanding common shares at the time of the Closing on a fully diluted basis (Wise’s and Sun Zhang’s Class B common shares are referred to as the “Shares”). The Shares will automatically convert into Class A common shares upon transfer from the Sellers to the Buyer, and upon such transfer the Company will have no issued and outstanding Class B common shares. Upon such automatic conversion, the Shares will be entitled to one vote per share. By contrast, the Class B common shares are entitled to five (5) votes per share.

Simultaneously with the sale and transfer of the Shares, the Company will purchase all of the equity of NiSun BVI from NiSun BVI’s sole shareholder, Mr. Bodang Liu, for cash, cash equivalent or promissory note, the amount to be determined based on an assessment by an independent third party business valuation firm. At the same time, new members of the Board of Directors will be elected and new executive officers will be appointed.

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Also as part of the transaction, the Company will grant to Sellers or their designee (the “Optionee”) the option (the “Option”) to purchase (a) the Company’s 100% equity interest in Zhejiang Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”), (b) the Company’s 100% equity interest in Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”) and (c) the Company’s 49% equity interest in Xuzhou Weijia Bio-Tech Co., Ltd. (“Weijia Bio-Tech”), Chinese operating subsidiaries of the Company. The purchase price will be based on assessment by an independent third party business valuation firm at the time the Option is exercised. The Option will be granted on the Closing Date of the Share Purchase Agreement upon payment of $50,000 by the Sellers. The Option may be exercised beginning six (6) months following the Closing Date and will expire if not exercised prior to the second anniversary of the Closing Date. To the extent the Option is exercised, such $50,000 will be credited to the purchase price; if not exercised, such amount will be forfeited to the Company.

The Closing Date of the Share Purchase Agreement is expected to occur within five (5) days after the latest of (i) payment for the Shares, (ii) delivery of all closing deliverables and (iii) satisfaction or waiver of closing conditions, including the approval of both classes of common shares of the Company.

We are providing this proxy statement and accompanying proxy card to our shareholders in connection with the solicitation of proxies to be voted at the special meeting and at any adjournments or postponements of the special meeting. Whether or not you plan to attend the special meeting, we urge you to read this proxy statement carefully. Please pay particular attention to the section entitled “Risk Factors” commencing on page 17.

Whether or not you plan to attend a special meeting, please take the time to vote by completing and mailing the enclosed proxy card in the enclosed envelope. YOUR VOTE IS VERY IMPORTANT.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE HEBT COMMON SHARES TO BE TRANSFERRED IN THE SHARE TRANSFER PROPOSAL OR DETERMINED IF THIS PROXY STATEMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Thank you for your participation. We look forward to your continued support.

Sincerely,

June 4, 2019	/s/ Xianpang Hu
Name: Xianpang Hu
Title: Independent Director

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HEBRON TECHNOLOGY CO., LTD

NO. 936, JINHAI 2ND ROAD, KONGGANG NEW AREA

LONGWAN DISTRICT

WENZHOU CITY, ZHEJIANG PROVINCE

PEOPLE’S REPUBLIC OF CHINA

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 14, 2019

YOUR VOTE IS VERY IMPORTANT

PLEASE VOTE YOUR SHARES PROMPTLY

NOTICE IS HEREBY GIVEN, that you are cordially invited to attend a special meeting (the “Special Meeting”) of shareholders of HEBRON TECHNOLOGY CO., LTD, to be held at 10:00 a.m., Beijing time, on June 14, 2019, at our executive offices at No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, China, in order to consider and vote upon the below proposals.

After careful consideration, the Company’s board of directors has determined the transactions are fair to and in the best interests of the Company and its shareholders and unanimously recommends that you vote or give instruction to vote:

(1) “FOR” the Reverse Split Proposal: a proposal to approve a reverse split of the Company’s common shares in a ratio to be determined by our Board of Directors of between two and ten currently outstanding common shares being converted into one common share, with the exact ratios to be determined by the Board of Directors in its sole discretion.

(2) “FOR” the Share Transfer Proposal: a proposal to approve the transfer by Wise Metro Development Co., Ltd., a British Virgin Islands company (“Wise”) and Mr. Zuoqiao Sun Zhang, a citizen of Guatemala (“Sun Zhang”; and together with Wise, “Sellers”) of all of such Sellers’ Class B common shares of the Company to NiSun International Enterprise Management Group Co., Ltd., a company organized under the laws of Cayman Islands (the “Buyer”).

(3) “FOR” the NiSun Proposal: a proposal for the Company to purchase for cash, cash equivalents or promissory note all of the equity of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd., a British Virgin Islands company (“NiSun BVI”), focused on the provision of certain financial services.

(4) “FOR” the Option Proposal: a proposal for Sellers or their designee (the “Optionee”) to acquire an option to purchase (a) the Company’s 100% equity interest in Zhejiang Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”), (b) the Company’s 100% equity interest in Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”) and (c) the Company’s 49% equity interest in Xuzhou Weijia Bio-Techn Co., Ltd. (“Weijia Bio-Tech”), Chinese operating subsidiaries of the Company.

(5) “FOR” the Adjournment Proposal: a proposal to adjourn the special meeting to a later meeting date if needed to permit the further solicitation of proxies if management determines that there are insufficient votes and proxies to approve one or more of the Reverse Split Proposal, Share Transfer Proposal, NiSun Proposal and Option Proposal.

These items of business are described in the attached proxy statement, which we encourage you to read in its entirety before voting. Only holders of record of the Company’s common shares at the close of business on May 14, 2019 are entitled to notice of the Special Meeting and to vote and have their votes counted at the Special Meeting and any adjournments or postponements of the Special Meeting.

The affirmative vote of the holders of a majority of votes cast by our common shares that are present in person or by proxy at our special meeting is required to approve the Reverse Split Proposal, provided we have quorum for the meeting. For the Reverse Split Proposal, Class A shares will have one vote per share, Class B shares will have five votes per share, and Class A and Class B shares will be counted as a single group, with a majority of the group required for approval.

The affirmative vote of the holders of a majority of votes cast by each class of our common shares that are present in person or by proxy at our special meeting is required to approve the Share Transfer Proposal, NiSun Proposal and Option Proposal. For the Share Transfer Proposal, NiSun Proposal and Option Proposal, Class A shares will have one vote per share, Class B shares will have five votes per share, and Class A and Class B shares will be counted separately, with a majority of each class required for approval.

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Approval of the Adjournment Proposal whether or not a quorum is present, requires the affirmative vote of a majority of the votes cast by our shareholders entitled to vote.

Abstentions and broker non-votes will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions and broker non-votes do not count as votes cast.

After careful consideration, the Company’s board of directors has determined that the Share Transfer Proposal, NiSun Proposal, Option Proposal, Reverse Split Proposal and Adjournment Proposal are fair to and in the best interests of the Company and its stockholders and unanimously recommends that you vote or give instruction to vote:

“FOR” the Share Transfer Proposal;

“FOR” the NiSun Proposal;

“FOR” the Option Proposal;

“FOR” the Reverse Split Proposal; and

“FOR” the Adjournment Proposal.

YOUR VOTE IS IMPORTANT

WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING IN PERSON, WE ENCOURAGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) BY TELEPHONE, (2) THROUGH THE INTERNET OR (3) BY MARKING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. You may revoke your proxy or change your vote at any time before the Special Meeting. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such bank, broker or other nominee, which is considered the shareholder of record, in order to vote. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker or other agent cannot vote on these proposals.

If you fail to return your proxy card, grant your proxy electronically over the Internet, or by telephone, or vote by ballot in person at the Special Meeting, your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting. If you are a shareholder of record, voting in person by ballot at the Special Meeting will revoke any proxy that you previously submitted. If you hold your shares through a bank, broker or other nominee, you must obtain from the record holder a valid “legal” proxy issued in your name in order to vote in person at the Special Meeting.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors,

Hebron Technology Co., Ltd

Date: June 4, 2019	By:	/s/ Xianpang Hu
	Name:	Xianpang Hu
	Title:	Independent Director

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TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS	1

FORWARD-LOOKING STATEMENTS	9

SUMMARY	10

RISK FACTORS	16
Risks Related to HEBT’s Business and Industry	16
Risks Related to Doing Business in China	22
Risks Related to HEBT’s Corporate Structure and Operation	28
Risks Related to Ownership of HEBT’s Common Shares	29
Risks Related to NiSun BVI’s Business and Industry	32
Risks Related to NiSun BVI’s Corporate Structure and Operation	35

THE SPECIAL MEETING	38

PROPOSAL 1: REVERSE SPLIT PROPOSAL	41

PROPOSAL 2: SHARE TRANSFER PROPOSAL	44

PROPOSAL 3: NISUN PROPOSAL	45

PROPOSAL 4: OPTION PROPOSAL	67

PROPOSAL 5: THE ADJOURNMENT PROPOSAL	69

OTHER MATTERS	69

EXPERTS	69

WHERE YOU CAN FIND MORE INFORMATION	69

MISCELLANEOUS	70

Annex A: Share Purchase Agreement

Annex B: Appraisal of NiSun BVI

Annex C: Form of Call Option Agreement

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QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following are answers to some questions that you, as a shareholder of Hebron Technology Co., Ltd (“HEBT” or the “Company”), may have regarding the Agreement and related matters being considered at HEBT’s Special Meeting, which is referred to herein as the “Special Meeting”.

Q:	Why am I receiving this proxy statement?

A:	The board of directors of HEBT is soliciting your proxy to vote at the Special Meeting because you owned HEBT common shares at the close of business on May 14, 2019, the “Record Date” for the Special Meeting, and are therefore entitled to vote at the Special Meeting. This proxy statement, along with a proxy card or a voting instruction card, is being mailed to shareholders on or about June 4, 2019. HEBT has made these materials available to you on the Internet, and HEBT has delivered printed proxy materials to you or sent them to you by email. This proxy statement summarizes the information that you need to know in order to cast your vote at the Special Meeting. You do not need to attend the Special Meeting in person to vote your HEBT common shares.

Q:	When and where will the Special Meeting be held?

A:	The Special Meeting will be held at 10:00 a.m., Beijing time, on June 14, 2019 at our executive offices at No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, China.

Q:	On what matters will I be voting?

A:

(1) Reverse Split Proposal: a proposal to approve a reverse split of the Company’s common shares in a ratio to be determined by our Board of Directors of between two and ten currently outstanding common shares being converted into one common share, with the exact ratios to be determined by the Board of Directors in its sole discretion.

(2) Share Transfer Proposal: a proposal to approve the transfer by Wise Metro Development Co., Ltd., a British Virgin Islands company (“Wise”) and Mr. Zuoqiao Sun Zhang, a citizen of Guatemala (“Sun Zhang”; and together with Wise, “Sellers”) of all of such Sellers’ Class B common shares of the Company to NiSun International Enterprise Management Group Co., Ltd., a company organized under the laws of Cayman Islands (the “Buyer”).

(3) NiSun Proposal: a proposal for the Company to purchase for cash, cash equivalents or promissory note all of the equity of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd., a British Virgin Islands company (“NiSun BVI”), focused on the provision of certain financial services.

(4) Option Proposal: a proposal for Sellers or their designee (the “Optionee”) to acquire an option (the “Option”) to purchase (a) the Company’s 100% equity interest in Zhejiang Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”), (b) the Company’s 100% equity interest in Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”) and (c) the Company’s 49% equity interest in Xuzhou Weijia Bio-Techn Co., Ltd. (“Weijia Bio-Tech”), Chinese operating subsidiaries of the Company.

(5) Adjournment Proposal: a proposal to adjourn the special meeting to a later meeting date if needed to permit the further solicitation of proxies if management determines that there are insufficient votes and proxies to approve one or more of the Reverse Split Proposal, Share Transfer Proposal, NiSun Proposal and Option Proposal.

The Share Transfer Proposal, NiSun Proposal and Option Proposal are contingent on and conditional on approval of each of such proposals. If shareholders fail to approve any one of these proposals, each of the other such proposals will also not be approved. Each of the Share Split Proposal and Adjournment Proposal can be approved independently of the Share Transfer Proposal, NiSun Proposal and Option Proposal.

Shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement. If HEBT shareholders fail to adopt each step proposed, the transaction cannot be completed.

Q:	Why is HEBT proposing the transaction?

A:	Based on its due diligence investigations of NiSun BVI and the industry in which it operates, including the information provided by NiSun BVI in the course of their negotiations, HEBT’s Board believes that purchasing NiSun BVI as contemplated by the Share Purchase Agreement described below will provide HEBT shareholders with an opportunity to participate in a company with significant growth potential. In addition, the proposed transfer of the Sellers’ common shares to the Buyer increases the involvement the Buyer is likely to have in the operations of the Company, so the Board believes HEBT’s shareholders may benefit from the increased focus on the business of NiSun BVI following completion of the transfer. However, there is no assurance we will be able to integrate the businesses successfully and to achieve anticipated synergies.

Q:	What will the business of the Company be if the Share Transfer Proposal, NiSun Proposal and Option Proposal are consummated?

A:	Immediately following approval of the Share Transfer Proposal, NiSun Proposal and Option Proposal and acquisition of NiSun BVI, the Company will continue to conduct its current business in the research, development, and manufacture of highly specialized valves and pipe fitting products for use in the pharmaceutical, biological, food and beverage, and other clean industries. The Company will also continue to offer its customers comprehensive pipeline design, installation, construction, and ongoing maintenance services as holistic solution services. In addition to this line of business, the Company will begin to provide financial services through NiSun BVI. Such services include asset allocation services for investment institutions and individuals.

Q:	What will the business of the Company be if the Option is subsequently exercised?

A:	If and to the extent Sellers or their designee (the “Optionee”) chooses to exercise the Option to purchase (a) the Company’s 100% equity interest in Xibolun Automation, (b) the Company’s 100% equity interest in Xibolun Equipment and (c) the Company’s 49% equity interest in Weijia Bio-Tech, Chinese operating subsidiaries of the Company, then the Company would at such point in time cease to engage in some or all of the business the Company engages in prior to consummation of the Share Transfer Proposal, NiSun Proposal and Option Proposal. At such point, the operations of the Company would consist of the operations of NiSun BVI, together with any other operations the Company engages in at the time of such exercise.

Q:	Is there any guarantee the Option will be exercised?

A:	No. There is no guarantee the Option will be exercised. The exercise of the Option will be in the sole discretion of the Optionee, and the Optionee may decide to let the Option expire without exercise. The price as determined by an independent third party valuation firm may exceed an amount the Optionee is willing to pay. In addition, even if the Optionee wants to exercise the Option, the Optionee may not have sufficient funds to pay the price to purchase (a) the Company’s 100% equity interest in Xibolun Automation, (b) the Company’s 100% equity interest in Xibolun Equipment and (c) the Company’s 49% equity interest in Weijia Bio-Tech. As the Option may not be exercised until six (6) months after it is granted to the Optionee, there is significant uncertainty surrounding whether the Option can or will be exercised.

Q:	Will HEBT continue operations after the closing?

A:

Yes. Immediately following the closing, HEBT’s operations will include its current operations as of the date of this proxy, together with the operations of NiSun BVI and any new operations the Company may undertake.

In the future, if the Optionee elects to exercise the Option as to Xibolun Automation, Xibolun Equipment or Weijia Bio-Tech, then as of the closing of the purchase of the equity of such entity, the operations of such entity or entities would cease to be consolidated with the financial results of the Company. We can provide no guarantee that the Optionee will ultimately exercise any of the Options prior to their expiration.

Q:	What material positive and negative factors did the board of HEBT consider in connection with the transaction?

A:	HEBT’s Board of Directors believe the primary material positive and negative factors in connection with the transaction are as follows:

Positive Factors

●	The business of NiSun BVI offers an opportunity to participate in an industry with relatively low asset requirements, comparatively high margins and scalability due to the online nature of the business.
●	Upon transfer of the Class B common shares from the Sellers to the Buyer, such shares will convert into Class A common shares, which will result in all shares having equal voting and economic rights. The Board believes this effect will benefit the Class A shareholders, who consist of all shareholders other than the Sellers.
●	The transfer of shares from the Sellers to Buyer and acquisition of NiSun BVI will not require the issuance of any HEBT common shares and thus has no dilutive effect on the Company.
●	The shareholder of NiSun BVI has agreed to receive payment from HEBT in cash, cash equivalentor non-interest bearing promissory notes, which will reduce pressure on the Company’s available unrestricted cash.
●	The Board of Directors of HEBT following shareholder approval will remain as it is currently constituted.
●	HEBT will receive unconditional payment from the Option recipient in connection with the issuance of the Option, whether or not such Option is ultimately exercised. In addition, both the Sellers and Buyer have agreed to pay a Break Fee of $200,000 to HEBT in the event the Share Purchase Agreement is terminated other than as specifically permitted.

Negative Factors

●	In the event the Board of Directors effects the Reverse Split, it is possible HEBT’s common shares will be affected by a decline in liquidity.
●	If the acquisition of NiSun BVI is not completed, and depending on the circumstances that would have caused the acquisition not to be completed, the price of HEBT’s common shares may decline significantly. If that were to occur, it is uncertain when, if ever, HEBT’s share price would return to the price at which it traded as of the date of this proxy statement.
●	The exercise of the Option would result in the loss of what is currently HEBT’s whole business, provided, however, that the Company would be paid in cash or cash equivalent for the appraised value of such equity interests as of the time of exercise. To the extent these entities have favorable business prospects in the future, HEBT shareholders would not be able to participate in the future of such operations.
●	There is no guarantee the Option will be exercised before it expires. In the event the Option is not exercised, HEBT would continue to operate its business in two disparate industries. This could burden the financial and other resources of the Company and its management.

Accordingly, if the NiSun BVI acquisition is not completed, there can be no assurance as to the effect of these risks and opportunities on the future value of your HEBT common shares. If the NiSun BVI acquisition is not completed, HEBT’s Board of Directors will continue to evaluate and review the Company’s business operations, properties, dividend policy and capitalization, among other things, make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance stockholder value.

Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 17 of this proxy statement.

Q:	What happens if I sell my shares after the Record Date, but before the Special Meeting?

A:	The Record Date is earlier than the date of the Special Meeting. If you transfer your shares of the Company after the Record Date but before the Special Meeting, you will retain your right to vote at the Special Meeting, but will transfer ownership of the shares and will not hold an interest in the Company with respect to such shares after the transaction is completed.

Q:	Will there be any controlling shareholder after the closing of the transaction?

A:	Yes. The Sellers collectively exercise control over the Company prior to completion of the transaction due to their ownership of 47.8% of the issued and outstanding common shares and also the fact that their Class B common shares are entitled to five votes per share. Although the Sellers’ shares will convert to Class A common shares upon transfer to the Buyer, the Buyer will remain the largest shareholder of the Company and, as a result will be considered the Company’s controlling shareholder.

Q:	What conditions must be satisfied to complete the transaction?

A:	To complete the share transfer, the following conditions must be satisfied:

1.	The Share Transfer Proposal must be approved.
2.	Sellers must deliver stock powers to transfer the Class B common shares to Buyer.
3.	Buyer must cause payment for the Class B common shares to be made to Sellers.

To complete the acquisition of NiSun BVI, the following conditions must be satisfied:

1.	The NiSun Proposal must be approved.
2.	HEBT and NiSun BVI’s shareholder must agree on the Fair Market Value of NiSun BVI.
3.	HEBT and NiSun BVI must sign and record such documents as evidence a change of ownership of NiSun BVI.
4.	HEBT must pay the purchase price to the shareholder of NiSun BVI.

To complete the issuance of the Option, the following conditions must be satisfied:

1.	The Option Proposal must be approved.
2.	HEBT and the designee of the Sellers must enter into an option agreement with regard to each of Xibolun Automation, Xibolun Equipment and Weijia Bio-Tech.
3.	The Sellers’ designee must pay an option price of $50,000 in total to receive the Option.

Finally, the representations and warranties of all of the parties to the Share Purchase Agreement must be true and accurate as of the time of closing under such agreement.

To complete a Reverse Split, the following conditions must be satisfied:

1.	The Reverse Split Proposal must be approved.
2.	The Board must determine that a Reverse Split is appropriate for the Company.
3.	The Board must determine the proper Reverse Split ratio.
4.	The Board must execute resolutions establishing the Reverse Split and filing same in the British Virgin Islands.

Q:	Will the Company’s common shares received by Buyer in the transaction be subject to any transfer restrictions?

A:	The common shares received by the Buyer are not registered, and the Buyer will be an affiliate following the transaction. In addition, although the common shares are currently Class B common shares, which have five votes per share, upon transfer they will automatically become Class A common shares, which have one vote per share.

Q:	Will the Company issue any new common shares in connection with the transaction?

A:

No. No common shares are being issued in connection with the transaction. The Company will pay cash, cash equivalents or promissory notes to acquire NiSun BVI. Buyer is purchasing already issued and outstanding common shares from the Sellers. The approval of the matters submitted to shareholders at this meeting will not result in the issuance of any new common shares.

Please note, however, that the approval of the matters proposed to shareholders could result in (a) a proportionate decrease in the number of shares issued and outstanding in the event the Board decides to implement the Reverse Split and (b) the automatic conversion the currently issued and outstanding Class B common shares into an equal number of Class A common shares when transferred to the Buyer.

Q:	What will happen to HEBT if, for any reason, the transaction does not close?

A:	If, for any reason, the Share Transfer Proposal, NiSun Proposal and Option Proposal do not close, the Company will continue to operate as it currently does, the Class B shareholders will not sell their shares to the Buyer, HEBT will not acquire NiSun BVI and the current Board of Directors and management of HEBT will remain as currently constituted.

Q:	Are there risks associated with the transaction that I should consider in deciding how to vote?

A:	Yes. Please see “Risk Factors” beginning on page 17.

Q:	Why is HEBT proposing the Reverse Split?

A:	Our board of directors is submitting the Reverse Split Proposal to our stockholders for approval with the intent of increasing the market price of our common stock to ensure that HEBT will meet the continued listing requirements of the Nasdaq Capital Market that the bid price shall be at least $1.00.

Q:	What is the effect of the Reverse Split on holders of HEBT common shares?

A:

Depending on the ratio for the Reverse Split determined by our board of directors, a minimum of two and a maximum of ten existing common shares will be combined into one new common share. The actual number of shares issued after giving effect to the Reverse Split, if implemented, will depend on the reverse stock split ratio that is ultimately determined by our board of directors.

The Reverse Split will affect all common shareholders uniformly and will not affect any shareholder’s percentage ownership interest in the Company, except that as described below in “Fractional Shares,” record common shareholders otherwise entitled to a fractional share as a result of the Reverse Split will be rounded up to the next whole number. In addition, the Reverse Split will not affect any shareholder’s proportionate voting power.

The Reverse Split may result in some stockholders owning “odd lots” of less than 100 shares of common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

If the Reverse Split Proposal and Share Transfer Proposal are approved, all Class B shares will be converted into Class A shares pursuant to the Share Transfer Proposal and then all outstanding common shares will be uniformly converted into a smaller number of shares pursuant to the Reverse Split Proposal. If the Reverse Split Proposal is approved and the Share Transfer Proposal is not approved, then the Class A and Class B shares will both be reduced by the same proportion, but the Class B shares will retain their higher relative voting power as they will not convert into Class A shares.

Q:	With regard to the Reverse Split, what if I hold my shares in street name?

A:	Upon the implementation of the Reverse Split, we intend to treat shares held by stockholders through a bank, broker, custodian or other nominee in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to affect the Reverse Split for their beneficial holders holding our common stock in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the Reverse Split. Stockholders who hold shares of our common stock with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Q:	With regard to the Reverse Split, what if I am a “book entry” holder of common stock (i.e. a stockholder that is registered on the transfer agent’s books and records but does not hold stock certificates)?

A:

A certain number of our registered holders of common stock may hold some or all of their shares electronically in book-entry form with the transfer agent. These stockholders do not have stock certificates evidencing their ownership of the common stock. They are, however, provided with a statement reflecting the number of shares registered in their accounts.

Stockholders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Split common stock, subject to adjustment for treatment of fractional shares. We do not currently intend to issue fractional shares in connection with the Reverse Split. Therefore, we will not issue certificates representing fractional shares. In lieu of issuing fractions of shares, we will round up to the next whole number.

Q:	How does HEBT’s board of directors recommend that I vote?

A:

The HEBT board of directors recommends that HEBT shareholders vote or give instruction to vote:

“FOR” the Share Transfer Proposal;

“FOR” the NiSun Proposal;

“FOR” the Option Proposal;

“FOR” the Reverse Split Proposal; and

“FOR” the Adjournment Proposal.

Q:	How do I vote?

A:	After you have carefully read this proxy statement and have decided how you wish to vote your HEBT common shares, please vote promptly.

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have four voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By phone, at +1-800-652-VOTE (+1-800-652-8683) using any touch-tone telephone to transmit your voting instructions;

(3)	By mail, by completing, signing and returning the enclosed proxy card; or

(4)	By email, by completing, signing and scanning the enclosed proxy card to xbl@china-xbl.com.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

For a discussion of the rules regarding the voting of shares held by beneficial owners, please see the question below entitled “If I am a beneficial owner of HEBT common shares, what happens if I don’t provide voting instructions? What is discretionary voting? What is a broker non-vote?”

Q:	What vote is required to approve each proposal?

A:

The affirmative vote of the holders of a majority of votes cast by our common shares that are present in person or by proxy at our special meeting is required to approve the Reverse Split Proposal, provided we have quorum for the meeting. For the Reverse Split Proposal, Class A shares will have one vote per share, Class B shares will have five votes per share, and Class A and Class B shares will be counted as a single group, with a majority of the group required for approval.

The affirmative vote of the holders of a majority of votes cast by each class of our common shares that are present in person or by proxy at our special meeting is required to approve the Share Transfer Proposal, NiSun Proposal and Option Proposal. For the Share Transfer Proposal, NiSun Proposal and Option Proposal, Class A shares will have one vote per share, Class B shares will have five votes per share, and Class A and Class B shares will be counted separately, with a majority of each class required for approval.

Approval of the Adjournment Proposal whether or not a quorum is present, requires the affirmative vote of a majority of the votes cast by our shareholders entitled to vote.

Abstentions and broker non-votes will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions and broker non-votes do not count as votes cast.

Q:	How many votes do I and others have?

A:	Holders of Class A common shares are entitled to one vote for each share of HEBT common shares held as of the Record Date. Holders of Class B common shares are entitled to five votes for each share of HEBT common shares held as of the Record Date. As of the close of business on the Record Date, there were 16,269,577 outstanding HEBT common shares, consisting of 8,491,177 Class A common shares and 7,778,400 Class B common shares. All Class B common shares are beneficially owned by our Chief Executive Officer, Mr. Anyuan Sun, who beneficially owns 1,800,000 Class B common shares through Wise Metro Development Co., Ltd. and 5,978,400 Class B common shares through Mr. Zuoqiao Sun Zhang.

Q:	How will our directors and executive officers vote on the Reverse Split Proposal, Share Transfer Proposal, NiSun Proposal, Option Proposal and Adjournment Proposal?

A:	As of the Record Date, the directors and executive officers of HEBT as a group owned and were entitled to vote 0 Class A common shares and 8,491,177 Class B common shares of the common stock of the Company, representing 0% and 100%, respectively, of the outstanding Class A and Class B common shares of HEBT on that date. HEBT expects that its directors and executive officers will vote their shares in favor of the Reverse Split Proposal, Share Transfer Proposal, NiSun Proposal, Option Proposal and Adjournment Aproposal.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	If you fail to vote, your shares will not be counted for purposes of determining quorum or for purposes of the voting results. If you choose to appear for purposes of quorum but to abstain from voting, your shares will counted for purposes of determining whether we have quorum sufficient to hold the meeting but will not be counted for purposes of the voting results. For this reason, if we have quorum, a failure to vote and an abstention would both be disregarded at the meeting, but a failure to vote could result in the Special Meeting not reaching quorum, while an abstention would help us achieve quorum.

Q:	How many shares must be present to hold the Special Meeting?

A:	The presence in person or by proxy of a one-third (1/3) of the outstanding HEBT common shares entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting. The inspector of election will determine whether a quorum is present. If you are a beneficial owner (as defined above) of the Company’s common shares and you do not instruct your bank, broker or other nominee how to vote your shares on any of the proposals, your shares will not be counted as present at the Special Meeting for purposes of determining whether a quorum exists. Votes of shareholders of record who are present at the Special Meeting in person or by proxy will be counted as present at the Special Meeting for purposes of determining whether a quorum exists, whether or not such holder abstains from voting on all of the proposals. Please note that, while voting on the Share Transfer Proposal, NiSun Proposal and Option Proposal will be separated into the votes of the Class A and Class B common shares, quorum will be determined based on whether one-third (1/3) of all common shares, as a group, are present in person or by proxy. Because the Class B common shares are entitled to five (5) votes per share, the attendance or absence of the Class B shareholders at the Special Meeting will have a significant effect on whether we are able to obtain quorum for the meeting. While voting on the Reverse Split Proposal, all Class A and Class B common shares will be combined for both quorum and voting purposes. As a result, the holders of Class B common shares will have a disproportionate impact on the results of voting for the Reverse Split Proposal.

Q:	If I am a beneficial owner of HEBT common shares, what happens if I don’t provide voting instructions? What is discretionary voting? What is a broker non-vote?

A:	If you are a beneficial owner and you do not provide voting instructions to your broker, bank or other holder of record holding shares for you, your shares will not be voted with respect to any proposal for which your broker does not have discretionary authority to vote. Discretionary voting and broker non-votes, respectively, allow brokers to vote on routine matters or appear for purposes of establishing quorum; however, discretionary voting and broker non-votes are not available at this Special Meeting. For this reason, we encourage all shareholders to appear in person or by proxy to ensure that quorum for the meeting exists so that the Proposal can be considered.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	If you sign and return your proxy card without indicating how to vote on any particular proposal, the HEBT common shares represented by your proxy will be voted in favor of each such proposal. Proxy cards that are returned without a signature will not be counted as present at the Special Meeting and cannot be voted.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at the Special Meeting. You can do this in one of four ways:

●	you can grant a new, valid proxy bearing a later date;
●	you can send a signed notice of revocation;
●	if you are a holder of record, you can attend the Special Meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given; or
●	if your HEBT common shares are held in an account with a broker, bank or other nominee, you must follow the instructions on the voting instruction card you received in order to change or revoke your instructions.

Q:	Do I need identification to attend the Special Meeting in person?

A:	Yes. Please bring proper identification, together with proof that you are a record owner of HEBT common shares. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement stating or showing that you beneficially owned HEBT common shares on the record date. Acceptable proof of ownership is either (a) a letter from your broker stating that you beneficially owned HEBT stock on the Record Date or (b) an account statement showing that you beneficially owned HEBT stock on the Record Date.

Q:	When do you expect the transaction to be completed?

A:	We are working to complete the NiSun BVI acquisition as quickly as possible, and we expect to complete all transactions by the fourth quarter of 2019. However, HEBT cannot assure you when or if the transaction will occur. The NiSun BVI transaction is subject to shareholder approvals and other conditions, and it is possible that factors outside the control of both HEBT and NiSun BVI could result in the transaction being completed at a later time, or not at all. There may be a substantial amount of time between the Special Meeting and the completion of the transaction.

FORWARD-LOOKING STATEMENTS

This proxy statement, including information incorporated by reference into this proxy statement, contains forward-looking statements regarding, among other things, HEBT’s plans, strategies and prospects, both business and financial. Although HEBT believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, HEBT cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions including, without limitation, the factors described under “Risk Factors” from time to time in HEBT’s filings with the SEC. Many of the forward-looking statements contained in this presentation may be identified by the use of forward-looking words such as “believe”, “expect”, “anticipate”, “should”, “planned”, “will”, “may”, “intend”, “estimated”, “aim”, “on track”, “target”, “opportunity”, “tentative”, “positioning”, “designed”, “create”, “predict”, “project”, “seek”, “would”, “could”, “continue”, “ongoing”, “upside”, “increases” and “potential”, among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this presentation are set forth in other reports or documents that we file from time to time with the SEC, and include, but are not limited to:

●	the number and percentage of our public stockholders voting against the Reverse Split Proposal, Share Transfer Proposal, NiSun Proposal, Option Proposal and Adjournment Proposal;

●	the occurrence of any event, change or other circumstances that could give rise to the termination of the Share Purchase Agreement;

●	the Optionee’s willingness and ability to exercise the Option as to one or more of Xibolun Automation, Xibolun Equipment or Weijia Bio-Tech following the shareholder meeting, as well as the timing and purchase price related to any such exercise;

●	the ability to maintain the listing of HEBT’s common shares on NASDAQ following the shareholder meeting;

●	changes adversely affecting the business in which the Company is engaged;

●	management of growth;

●	general economic conditions;

●	the Company’s business strategy and plans;

●	the result of future financing efforts; and

●	and the other factors summarized under the section entitled “Risk Factors”.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement. All forward-looking statements included herein attributable to any of HEBT, NiSun BVI or any person acting on either party’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, HEBT and NiSun BVI have no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

Before a stockholder grants its proxy or instructs how its vote should be cast regarding the Reverse Split Proposal, Share Transfer Proposal, NiSun Proposal, Option Proposal or Adjournment Proposal, they should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement may adversely affect HEBT and NiSun BVI.

SUMMARY

This summary highlights selected information from this proxy statement and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the Special Meeting, including the Share Transfer Proposal, NiSun Proposal and Option Proposal, you should read this entire document carefully, including the Share Purchase Agreement attached as Annex A to this proxy statement. It is also described in detail in this proxy statement in the section entitled “The Share Purchase Agreement.”

The Parties to the Share Purchase Agreement

(a)	Hebron Technology Co., Ltd. (NASDAQ: HEBT), a British Virgin Islands company (the “Company” or “HEBT”),
(b)	Wise Metro Development Co., Ltd., a British Virgin Islands company (“Wise”),
(c)	Mr. Zuoqiao Sun Zhang, a citizen of Guatemala (“Sun Zhang”; and together with Wise, “Sellers”) and
(d)	NiSun International Enterprise Management Group Co., Ltd., a company organized under the laws of Cayman Islands (“Buyer”)

The Sellers are the only Class B shareholders of the Company. Because the Class B common shares are entitled to five votes per share, compared with one vote per share of the Class A common shares and because Class B common shares constitute 7,778,400 out of 16,269,577 total outstanding HEBT common shares, the holders of Class B common shares have more than 80% of the total voting power of the Company’s common shares. In addition, Mr. Anyuan Sun, Chief Executive Officer of HEBT, is the beneficial owner of the shares held by the Sellers because he is the sole member of Wise and the son of Sun Zhang, who holds shares on behalf of Mr. Sun.

The Buyer is a Cayman Islands company, of which Mr. Bodang Liu is the sole shareholder. Mr. Liu is also the sole shareholder of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd., a British Virgin Islands company (“NiSun BVI”), focused on the provision of certain financial services. If the Share Purchase Proposal and NiSun Proposal are both approved, then the Sellers will sell their Class B common shares to an entity wholly owned by Mr. Liu while HEBT purchases all of the equity of a separate entity also wholly owned by Mr. Liu.

Background of the Transaction

In January 2019, representatives from the Buyer approached Mr. Anyuan Sun to explore the opportunity to purchase the Sellers’ common shares in the Company because he is the beneficial owner of such shares. Based on informal and preliminary communications between these parties, it was determined that the Company would need to be involved in any discussions.

On or about February 12, 2019, the Company met with advisors to begin evaluating a proposal by which the Buyer would purchase the Sellers’ common shares in the Company, elect several members to the Company’s Board of Directors and senior management, cause the Company to acquire NiSun BVI and grant an option to the designee of the Sellers to acquire the equity interest in certain operating subsidiaries of the Company in the future.

Subsequent discussions were held with the Company’s advisors between February 20, 2019 and February 22, 2019. Following extensive negotiations among Sellers, Buyer and the Company, the parties reached key deal terms for a proposed agreement in mid-March 2019. Given the interest of Sellers and Mr. Sun in the transaction, Mr. Sun and Sun Zhang recused themselves from participation in the Board’s discussions and voting on these matters.

On April 15, 2019, the independent members of the Company’s Board of Directors met to discuss the Securities Purchase Agreement and terms of the share transfer, acquisition of NiSun BVI and grant of the option to the designee of the Sellers. The Board was advised and considered the facts that entry into the Securities Purchase Agreement would involve related party transactions, as Mr. Sun is the Chief Executive Officer and largest beneficial shareholder of the Company and would have the ability to designate the recipient of the option. The Board further understood that the Sellers’ shares would be transferred to the Buyer, an entity controlled by Mr. Liu, who also owns NiSun BVI, the entity the Company would acquire in connection with the entry into the Securities Purchase Agreement.

Following this meeting and subsequent discussions with advisors and internally over the next day, the Board of Directors unanimously approved entry into the Securities Purchase Agreement on April 16, 2019.

Of key importance to the Company’s Board of Directors was that prior to becoming effective and binding on the Company, the Securities Purchase Agreement would be submitted to the Company’s shareholders for approval. In addition, due to the significant voting power of the Class B shareholders and the fact that the beneficial owner of the Class B shares would obtain an option to purchase certain assets of the Company, the Board determined that it was in the best interest of the Company and its shareholders to require that shareholder approval of the Share Transfer Proposal, NiSun Proposal and Option Proposal be obtained for each class of common shares and that a failure of the Class A shareholders to approve such proposals would result in such proposals failing, notwithstanding the fact that the Class B shareholders hold more than 80% of the total voting power of the Company.

Pre-Proposal Structure – HEBT

As of the date of this proxy, HEBT consists of the following entities:

●	Hebron Technology Co., Ltd., a British Virgin Islands company limited by shares (“Hebron Technology” when individually referenced);

●	Hong Kong Xibolun Technology Limited, a Hong Kong limited company (“HK Xibolun” when individually referenced), which is a wholly owned subsidiary of Hebron Technology;

●	Zhejiang Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”) (also referred to as Zhejiang Xibolun Automatically Control System Engineering Technology Co., Ltd. in China), a PRC company, which is a wholly-owned subsidiary of HK Xibolun; and

●	Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”) (also referred to as Wenzhou Xibolun Fluid Equipments Co., Ltd. in China), a PRC company, which is a wholly-owned subsidiary of HK Xibolun, which holds 70% of Xibolun Equipment through HK Xibolun’s 100% subsidiary, Xibolun Automation, and which holds 30% of Xibolun Equipment directly.

Pre-Proposal Structure – NiSun BVI

As of the date of this proxy, NiSun BVI consists of the following entities:

●	NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”), a limited company established under the laws of the British Virgin Islands on January 17, 2019.

●	NiSun International Enterprise Management Group (Hong Kong) Co., Limited (“NiSun HK”), a limited company established under the laws of Hong Kong on January 25, 2019, a wholly-owned subsidiary of NiSun BVI.

●	NingChen (Shanghai) Enterprise Management Co., Ltd (“NingChen” or “WFOE”), a PRC company established on April 10, 2019, a wholly-owned subsidiary of NiSun HK. We refer to NingChen as “WFOE” because it is a Wholly Foreign-Owned Enterprise.

●	Fintech (Shanghai) Investment Holding Co., Ltd (“Fintech” or “VIE”), a PRC company incorporated on January 20, 2016 by the same group of shareholders as NiSun BVI. Fintech provides online recommendation services of institutional financial products through its online marketplace in the PRC. We refer to Fintech as “VIE” because it is a Variable Interest Entity.

NiSun BVI Reorganization

NiSun BVI, through a series of transactions which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries and its variable interest entity (“VIE”), Fintech. Accordingly, NiSun BVI consolidates Fintech’s operations, assets and liabilities. Since the Reorganization is considered under common control, it is accounted for as a recapitalization. Accordingly NiSun BVI’s consolidated financial statements reflect the historical operations as if the current organization structure had been in existence throughout the periods presented.

NiSun BVI, through its subsidiaries and VIE, is engaging in providing online recommendation services of institutional financial products through its online marketplace in PRC.

The following transactions were undertaken to reorganize the legal structure of NiSun BVI.

Effective on May 17, 2019, shareholders of Fintech and WFOE entered into a series of contractual agreements (“VIE Agreements” which are described below). As a result, NiSun BVI, through its wholly owned subsidiaries, NiSun HK and WFOE, has been determined to be the primary beneficiary of Fintech and NiSun BVI treats Fintech as a VIE.

Since NiSun BVI and its subsidiaries and VIE are effectively controlled by the same group of the shareholders before and after the reorganization, they are considered under common control. The above mentioned transactions were accounted for as a recapitalization. The consolidation of NiSun BVI and its subsidiaries and VIE has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

The VIE arrangements regarding Fintech

Foreign ownership of internet-based businesses, including distribution of online information is subject to restrictions under current PRC laws and regulations. NiSun BVI is a British Virgin Islands company and WFOE (its PRC subsidiary) is considered foreign invested enterprise. To comply with these regulations, NiSun BVI conducts the majority of its activities in PRC through its VIE, Fintech.

WFOE has entered into the following contractual arrangements with shareholders of Fintech, that enable NiSun BVI to (1) have power to direct the activities that most significantly affects the economic performance of Fintech, and (2) receive the economic benefits of Fintech that could be significant to Fintech. NiSun BVI is fully and exclusively responsible for the management of Fintech, assumes all of risk of losses of Fintech and has the exclusive right to exercise all voting rights of Fintech’s shareholder. Therefore, in accordance with ASC 810 “Consolidation”, NiSun BVI is considered the primary beneficiary of Fintech and has consolidated Fintech’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

Consulting Service Agreement.

Under the Consulting Services Agreement dated May 17, 2019, WFOE has the exclusive right to provide management and consulting and other services to Fintech for a consulting service fee from Fintech and agrees to authorize Fintech to use the trademarks, technologies and related intellectual property rights held by WFOE. Fintech agrees to pay WFOE or the designated agent of WFOE for the management and consulting service in the amount equivalent to all Fintech’s net profits after tax. The agreement shall be effective as of the date of agreement and shall remain effective until the date when WFOE terminates such agreement or Fintech ceases to exist.

Equity Pledge Agreements

Pursuant to the Equity Pledge Agreements dated May 17, 2019, each shareholder of Fintech agreed to pledge his equity interest in Fintech to WFOE to secure nominal loans provided to the shareholders of Fintech for a loan term of 100 years. Each shareholder of Fintech agrees that the repayment of loan can only happen on loan maturity date or WFOE agrees to collect the loan repayment. If Fintech or its shareholders breach their contractual obligations under these agreements, WFOE, as pledgee, will have the right to dispose of the pledged equity interests and will have priority in receiving the proceeds from the auction or sale of the pledged equity interests. WFOE is entitled to any dividends declared or paid in connection with the pledged equity interests during the term of this agreement. Fintech and its shareholders have further agreed that they will not transfer or encumber the pledged equity interests without the prior written consent from WFOE during the term of this agreement. The Equity Pledge Agreement remains effective and no provision of this agreement may be amended, modified, supplemented discharged or terminated unless all parties consent thereto in writing.

Voting Rights Proxy Agreement.

Under the Voting Rights Proxy Agreement, each shareholder of Fintech irrevocably authorizes WFOE to exercise rights and powers as the shareholder of Fintech, including but not limited to, convening and attending shareholders’ meetings, voting on all matters of Fintech requiring shareholder approval and appointing directors and senior management members. The Voting Rights Proxy Agreement will remain in force unless otherwise terminated in writing by WFOE or with the written consent of all parties.

Exclusive Call Option Agreement.

Under the Exclusive Call Option Agreement dated May 17, 2019, Fintech and its shareholders have irrevocably granted WFOE an exclusive option to purchase, or authorize its designated persons to purchase all or part of each shareholder’s equity interests in Fintech. The purchase price shall be equal to the minimum price required by the relevant PRC laws. Without prior written consent of WFOE, Fintech shall not to, among other things, amend its articles of association, sell or otherwise dispose of its assets or beneficial interests, enter into transactions which may adversely affect its assets, liabilities, business operations, equity interests and other legal interests, or merge with any other entities or make any investments, or distribute dividends. WFOE has right to transfer the rights and obligations pursuant to the Exclusive Call Option Agreement to any third party, which does not require any prior consent of Fintech and its shareholders. The Exclusive Call Option Agreement will remain effective until WFOE terminates this agreement in 30 days advance notice.

Post-Proposal Structure

If HEBT’s shareholders approve the NiSun Proposal and Share Transfer Proposal, then following the closing of such transaction, Hebron Technology will acquire all of the equity of NiSun BVI from Mr. Bodang Liu, the sole shareholder of NiSun BVI. At the same time, Buyer, which is also wholly owned by Mr. Liu, will become the largest shareholder of HEBT by virtue of acquiring approximately 47.8% of all outstanding common shares of HEBT from the Sellers. Upon closing, the corporate structure of HEBT would be as follows:

●	Hebron Technology Co., Ltd., a British Virgin Islands company limited by shares (“Hebron Technology” when individually referenced);

●	Hong Kong Xibolun Technology Limited, a Hong Kong limited company (“HK Xibolun” when individually referenced), which is a wholly owned subsidiary of Hebron Technology;

●	Zhejiang Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”) (also referred to as Zhejiang Xibolun Automatically Control System Engineering Technology Co., Ltd. in China), a PRC company, which is a wholly-owned subsidiary of HK Xibolun; and

●	Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”) (also referred to as Wenzhou Xibolun Fluid Equipments Co., Ltd. in China), a PRC company, which is a wholly-owned subsidiary of HK Xibolun, which holds 70% of Xibolun Equipment through HK Xibolun’s 100% subsidiary, Xibolun Automation, and which holds 30% of Xibolun Equipment directly.

●	NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”), a limited company established under the laws of the British Virgin Islands on January 17, 2019 that would be a wholly owned subsidiary of Hebron Technology.

●	NiSun International Enterprise Management Group (Hong Kong) Co., Limited (“NiSun HK”), a limited company established under the laws of Hong Kong on January 25, 2019, a wholly-owned subsidiary of NiSun BVI.

●	NingChen (Shanghai) Enterprise Management Co., Ltd (“WFOE”), a PRC company established on April 10, 2019, a wholly-owned subsidiary of NiSun HK.

●	Fintech (Shanghai) Investment Holding Co., Ltd (“Fintech” or “VIE”), a PRC company incorporated on January 20, 2016 by the same group of shareholders as NiSun BVI.

The Share Transfer

Assuming the Share Transfer Proposal is approved, Buyer will purchase the Sellers’ Class B common common shares. The purchase price will be an aggregate of $9 million, or approximately $1.16 per share. Wise holds 1,800,000 Class B common shares and Sun Zhang holds 5,978,400 Class B common shares, which together constitute approximately 47.8% of all of the Company’s outstanding common shares at the time of the Closing on a fully diluted basis. Mr. Anyuan Sun beneficially owns all of these shares, because he is the sole shareholder of Wise and because Sun Zhang holds his shares on behalf of Mr. Sun as a nominee.

Immediately upon transfer, the Class B common shares will become Class A common shares, and all issued and outstanding common shares will be a single class of shares, with identical voting and economic interests.

The NiSun BVI Acquisition

Assuming the NiSun Proposal is approved, HEBT and the shareholder of NiSun BVI, Mr. Bodang Liu, have agreed that they will cooperate to obtain an independent third party valuation of NiSun BVI. The parties have agreed that Asia (Beijing) Asset Appraisal Co., Ltd. (“Asia Appraisal”), a member firm of Valuelink Group, will provide an appraisal of NiSun BVI in connection with a determination of its fair market value. Asia Appraisal was founded in 1993 and holds China Asset Appraisal Qualification (issued by Minister of Finance) and Asset Appraisal Qualification for Business related to Securities and Futures (jointly issued by Minister of Finance and China Securities Regulatory Commission).

The appraisal of NiSun BVI prepared by Asia Appraisal has been presented to both parties, and a copy of the appraisal is attached as Annex B. Upon HEBT shareholder approval, HEBT will negotiate final pricing to be paid to the shareholder of NiSun BVI to purchase all of the equity of NiSun BVI. By acquiring NiSun BVI’s equity, HEBT will acquire NiSun HK, WFOE and contractual control over Fintech.

The Option to Purchase Xibolun Automation, Xibolun Equipment and Weijia Bio-Tech Interests

Assuming shareholder approval of the Option Proposal, HEBT will grant an option (“Option”) to a designee of the Sellers (the “Optionee”) to purchase (a) the Company’s 100% equity interest in Zhejiang Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”), (b) the Company’s 100% equity interest in Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”) and (c) the Company’s 49% equity interest in Xuzhou Weijia Bio-Tech Co., Ltd. (“Weijia Bio-Tech”). Upon execution of the Call Option Agreement, the Optionee will pay a non-refundable fee of $50,000 to the Company to purchase the Option. To the extent the Optionee exercises the Option, such fee will be applied as a credit to the purchase price of Xibolun Automation, Xibolun Equipment and Weijia Bio-Tech. If the Optionee does not exercise the Option, this fee will be forfeited to the Company when the Option expires.

The Option may be exercised beginning six (6) months following the effective date of the Call Option Agreement, and the Option expires if not exercised within two (2) years after becoming exercisable (or two years, six months after the effective date of the Call Option Agreement).

The purchase price to exercise the Option shall be equal to the fair market value of the equity of the subsidiary being acquired. Where the parties are unable to agree to such fair market value, either party has the right to submit the matter to appraisal. The Parties have agreed that a mutually agreed reputable third party appraisal company with sufficient U.S. capital and Chinese market expertise and qualification shall be engaged to conduct the appraisal of Xibolun. A determination of fair market value made by such appraisers shall be binding and conclusive as to the subject matter thereof. Both Parties shall share the expenses of the appraisals of Xibolun.

Conditions to Closing of the Share Purchase Agreement

To complete the share transfer, the following conditions must be satisfied:

1.	The Share Transfer Proposal must be approved.
2.	Sellers must deliver stock powers to transfer the Class B common shares to Buyer.
3.	Buyer must cause payment for the Class B common shares to be made to Sellers.

To complete the acquisition of NiSun BVI, the following conditions must be satisfied:

1.	The NiSun Proposal must be approved.
2.	HEBT and NiSun BVI’s shareholder must agree on the Fair Market Value of NiSun BVI.
3.	HEBT and NiSun BVI must sign and record such documents as evidence a change of ownership of NiSun BVI.
4.	HEBT must pay the purchase price to the shareholder of NiSun BVI.

To complete the issuance of the Option, the following conditions must be satisfied:

1.	The Option Proposal must be approved.
2.	HEBT and the designee of the Sellers must enter into an option agreement with regard to each of Xibolun Automation, Xibolun Equipment and Weijia Bio-Tech.
3.	The Sellers’ designee must pay an option price of $50,000 in total to receive the Option.

Finally, the representations and warranties of all of the parties to the Share Purchase Agreement must be true and accurate as of the time of closing under such agreement.

To complete a Reverse Split, the following conditions must be satisfied:

1.	The Reverse Split Proposal must be approved.
2.	The Board must determine that a Reverse Split is appropriate for the Company.
3.	The Board must determine the proper Reverse Split ratio.
4.	The Board must execute resolutions establishing the Reverse Split and filing same in the British Virgin Islands.

Termination

The transaction may be terminated prior to the closing without prejudice in the event it fails to close on or before December 31, 2019 unless otherwise extended by the parties.

Break Fee

Because a termination without cause or breach of the terms of the Share Purchase Agreement by Buyer or Sellers would cause substantial damage to HEBT, the Sellers (a group and not individually) and Buyer each agreed to pay the Company a sum of $200,000 (the “Break Fee”), in addition to any other rights at law or in equity the parties may have in the event of termination or breach of the Share Purchase Agreement. If the Share Purchase Agreement is terminated by Sellers or Buyer without cause, the terminating Party shall pay the Break Fee to the Company within five (5) days’ demand for payment by the Company. If the Share Purchase Agreement is terminated by Sellers or Buyer due to the breach of the Share Purchase Agreement by the other party, such breaching Party shall pay the Break Fee to the Company within five (5) days’ demand for payment by the Company. If the Share Purchase Agreement is terminated by the Company due to the Sellers’ or Buyer’s breach of this Agreement, such breaching Party shall pay the Break Fee to the Company within five (5) days’ demand for payment by the Company. The phrase “without cause” means the termination of the Share Purchase Agreement in the absence of a breach of the Share Purchase Agreement, and termination due to breach shall refer to a material breach of the Share Purchase Agreement that is impossible to cure or that is not cured within ten (10) days after delivery of written demand for such cure.

Fees and Expenses

HEBT is bearing the costs of preparing this proxy statement and mailing to shareholders. Each of the Buyer and Sellers bear their respective expenses.

Regulatory Approvals Required for the Proposal

The Acquisition and the transactions contemplated by the Share Purchase Agreement are not subject to any additional federal or state regulatory requirements or approval, except for the filings with the British Virgin Islands necessary to effectuate the transactions contemplated by the Share Purchase Agreement.

The Reverse Split

Our board of directors has adopted resolutions (i) declaring that filing an amendment to the Company’s Memorandum and Articles of Association to effect the Reverse Split of our issued and outstanding common shares was advisable, and (ii) directing that a proposal to approve the Reverse Split be submitted to the holders of our common shares for their approval. The Reverse Split of our issued and outstanding common stock will be effected by a ratio of not less than one-for-two and not more than one-for-ten at any time prior to December 31, 2019, with the exact ratio to be set at a whole number within this range as determined by our board of directors in its sole discretion.

Our board of directors is submitting the Reverse Split Proposal to our shareholders for approval with the intent of increasing the market price of our common shares to enhance our ability to meet the continued listing requirements of the Nasdaq Capital Market, to make our common shares sufficiently attractive for the Buyer to consummate the NiSun BVI transaction and to ensure that HEBT will continue to meet the listing requirements of Nasdaq Capital Market after consummation of the NiSun BVI transaction. Please see the section entitled “The Reverse Split” for more information.

Risk Factors

In evaluating the proposals to be presented at the Special Meeting, a shareholder should carefully read this proxy statement and especially consider the factors discussed in the section entitled “Risk Factors.”

The Special Meeting

The Special Meeting will be held at 10:00 a.m., local time, on June 14, 2019, at the headquarters of HEBT, No. 936, Jinhai 2nd Road, Konggang New Area Longwan District, Wenzhou City, Zhejiang Province, China F4 00000, to consider and vote upon the Reverse Split Proposal, Share Transfer Proposal, NiSun Proposal, Option Proposal and/or, if necessary, the Adjournment Proposal to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, HEBT is not authorized to consummate the other proposals.

Recommendation to Shareholders

After careful consideration, the Company’s board of directors has determined that the Reverse Split Proposal, Share Transfer Proposal, NiSun Proposal, Option Proposal and the Adjournment Proposal are fair to and in the best interests of the Company and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the Share Transfer Proposal; “FOR” the NiSun Proposal; “FOR” the Option Proposal; “FOR” the Reverse Split Proposal; and “FOR” the Adjournment Proposal, if presented.

RISK FACTORS

Risks Related to HEBT’s Business and Industry

We may incur liability for unpaid taxes, including penalties.

In the normal course of its business, our Company, including in particular Xibolun Automation and Xibolun Equipment, may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. Although the Company’s management believes the Company has paid all or accrued for all taxes owed by the Company, PRC taxing authorities may take the position that the Company owes more taxes than it has paid based on transactions conducted by HK Xibolun, which may be deemed a resident enterprise, thereby resulting in taxable liability for us. HK Xibolun’s purchases and sales of fluid equipment control systems offshore in 2013 could, if so challenged, result in a tax liability for our company. (See “Risk Factors — Under the Enterprise Income Tax Law, we may be classified as a ‘Resident Enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.”)

The Company recorded a tax liability of $9,085,746 and $7,067,593 as of December 31, 2018 and 2017, respectively, for the possible underpayment of income and business taxes. It is possible that the tax liability of the Company for past taxes may be higher than those amounts, if the PRC authorities determine that we are subject to penalties. Although we have had unofficial discussions with the local tax authority and believe that it is possible that the Company will reach an agreement with the local tax authority resulting in a settlement of tax liability lower than the amount currently accrued before the end of fiscal 2019, we have no guarantee that we will be able to negotiate such a reduction on the tax liability and we cannot be certain as to how much penalties would be assessed, if any. To the extent our Company is able to negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes and penalties in amounts greatly exceeding management’s estimates.

Our industry is competitive in China.

The market for installation service in the pharmaceutical industry is fragmented and relatively competitive. Many of our clients require bidding process before choosing installation service providers. We compete on the basis of price and service quality.

The domestic market for valve products is fragmented and highly competitive. We estimate that there are three relatively large companies with which we compete and more than one hundred smaller companies with regional presences. The number of these companies varies from time to time. Some of our valve products compete on the basis of price and are sold in fragmented markets with low barriers to entry, allowing less expensive domestic producers to gain market share and reduce our margins. To the extent these competitors are able to grow and consolidate, they may be able to take advantage of economies of scale, which could put further pressure on our margins.

Our revenue will decrease if the industries in which our customers operate experience a protracted slowdown.

Our services mainly serve as key components in projects and machines operated by our customers which are mostly in the pharmaceutical industry. Therefore, we are subject to the general changes in economic conditions affecting this industry segment of the economy. If the pharmaceutical industry in which our customers operate do not grow or if there is a contraction in those industries, demand for our services will decrease. Demand for our services is typically affected by a number of overarching economic factors, including, but not limited to, interest rates, the availability and magnitude of private and governmental investment in infrastructure projects and the health of the overall global economy. Although pharmaceutical industry is more resilient in the wake of general economic slowdown, if there is a decline in economic activity in China and the other markets in which we operate or a protracted slowdown in industries on which we rely for our sales, demand for our services and our revenue will likewise decrease.

Any decline in the availability, or increase in the cost of raw materials could materially affect our earnings.

Our valve manufacturing operations depend heavily on the availability of various raw materials and energy resources. The mix of raw materials used in the production of valves is mainly composed of casting steel blank parts, forging steel blank parts and steel. Steel costs account for approximately 30% of our total manufacturing costs. The fuel costs in our manufacturing operations, particularly heavy oil and electricity, account for approximately 2% of total manufacturing costs. The availability of raw materials and energy resources may decline and their prices may fluctuate greatly. If our suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products. While valve production is only a very small part of our business, inability to produce certain products could result in a decrease in profit and damage to our reputation in our industry. In the event our raw material and energy costs increase, we may not be able to pass these higher costs on to our customers in full or at all. Any increase in the prices for raw materials or energy resources could materially increase our costs and therefore lower our earnings.

China’s appreciating currency may make our products more expensive to export to other countries.

While we sell most of our products in China, we may also export our products to a variety of other countries from time to time. Historically, we have relied on favorable exchange rates between China and other countries to drive revenues from products sold abroad. Over the last several years, China’s currency has appreciated against most foreign currencies, causing our products have become more expensive in other countries. To the extent the Chinese RMB continues to appreciate, our products could become more expensive and, as a result, less attractive to potential customers in other countries. The RMB depreciated from 2014 through the end of 2016, appreciated against the U.S. dollar in 2017, and has depreciated since the beginning of 2018. See “Exchange Rate Information.”

Outstanding bank loans may reduce our available funds.

We have approximately $1.7 million and $0.9 million in bank loans outstanding as of December 31, 2018 and December 31, 2017, respectively. The loans are held at multiple banks, and all of the debt is guaranteed by members of our management, their immediate family members and unrelated third parties. In particular, our Chief Executive Officer and his brother have guaranteed this debt with recourse to their respective residences, and unrelated third parties have extended guarantees of our company’s debt in order to assist us in obtaining such loans. There can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

Reciprocal debt guarantees may reduce our assets if we are required to honor a guarantee made in favor of a third party.

In the past, we have occasionally entered into reciprocal debt guarantees with other local businesses in order to meet funding requirements of lenders, who sometimes require greater assets or income than we have individually, but that could be satisfied if similarly situated businesses agreed to guarantee each other’s debts. These guarantees are typically time-limited and tend to be two years in length. Although we do not currently have a guarantee obligation, we could be subject to loss in the future if we undertake to guarantee another party’s debt and such third party subsequently defaults in payment.

We may have liability under our contract with Zhejiang University.

We signed a Research and Collaboration Agreement with Zhejiang University on January 20, 2011. Pursuant to the agreement, Zhejiang University was responsible for conducting the research and development work of intelligent process control valve on behalf of us, and we were obligated to pay Zhejiang University a total of RMB 1 million (approximately $0.15 million) in several installments. We made payments to Zhejiang University in accordance with the specific milestones stipulated in the agreement and a total of RMB 0.65 million (approximately $0.10 million) as required by the agreement was paid as of December 31, 2018.

In addition, the agreement requires us to pay a total amount of RMB 0.35 million to Zhejiang University depending on the sales of the products, which consists of RMB 0.07 million per year for 5 years starting from May 31, 2012. As of December 31, 2018, RMB 0.15 million remains outstanding because we have not put any such products from the research into market for sales, and Zhejiang University has never required us to pay for any balance by sending us any invoice. Based  on the terms of the agreement, we consider that this payment is not due. However, we plan to pay the required amount according to the terms in the Research and Collaboration Agreement in the future once we start selling the products. We do not intend to make payment until the conditions in the agreement are met. Zhejiang University could file a lawsuit against us claiming the balance and damages if we refuse to pay on its demand. Such a lawsuit, whether or not successful, may cost us considerable time and expense.

The loss of any of our key customers could reduce our revenues and our profitability.

For the year ended December 31, 2018, four customers accounted for approximately 13%, 12%, 11% and 10% of the Company’s total revenue, respectively. As of December 31, 2018, two general contractors who provided the Company’s installation projects accounted for approximately 58% and 42% of the Company’s total contracts receivable balance, respectively.

For the year ended December 31, 2017, four major customers accounted for approximately 22%, 21%, 13% and 10% of the Company’s total revenue. As of December 31, 2017, two general contractors for the Company’s installation projects accounted for approximately 58% and 42% of the Company’s total contracts receivable balance, respectively.

For the year ended December 31, 2016, two major customers each accounted for approximately 10% of the Company’s total revenue. As of December 31, 2016, two general contractors for the Company’s installation projects accounted for approximately 51% and 45% of the Company’s total contracts receivable balance, respectively.

We have not entered into long-term contracts with any of these major customers and instead rely on individual orders from such customers. Therefore, there can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to serve these customers at current levels or at all. As the majority of our revenues are driven by individual orders for installation services, our major customers often change each period based on when a given order is placed. Although long-term contracts do not exist in our industry and our customers often make orders repeatedly, if we cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition and results of operations.

We rely on a relatively limited number of vendors.

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period.

For the year ended December 31, 2018, six major sub-contractors accounted for approximately 21%, 19%, 18%, 16%, 15% and 11% of subcontract costs, respectively. For the year ended December 31, 2018, three supplier accounted for 34%, 21% and 15% of the Company’s accounts payable balance, and no individual supplier accounted for more than 10% of the Company’s advance to suppliers balance.

For the year ended December 31, 2017, three major sub-contractors accounted for approximately 44%, 18% and 16% of subcontract costs, respectively. For the year ended December 31, 2017, only one supplier accounted for 18% of the Company’s accounts payable balance, and only one supplier accounted for 17% of the Company’s total advance to suppliers balance.

For the year ended December 31, 2016, three major sub-contractors accounted for approximately 44%, 22% and 15% of subcontract costs, respectively. For the year ended December 31, 2016, only one supplier accounted for 10% of the Company’s accounts payable balance.

We have not entered into long-term contracts with any of these major vendors and instead rely on individual projects with such vendors. Although we believe that we can locate replacement vendors readily on the market for prevailing prices and that we would not have significant difficulty replacing a given vendor, any difficulty in replacing such a vendor could negatively affect our company’s performance to the extent it results in higher prices or a slower supply chain.

Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products.

As to the products we manufacture, we must manage our supply chain for raw materials and delivery of our products. Supply chain fragmentation and local protectionism within China further complicates supply chain disruption risks. Local administrative bodies and physical infrastructure built to protect local interests pose transportation challenges for raw material transportation as well as product delivery. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events that could impact both supply and price. Any of these occurrences could cause significant disruptions to our supply chain, manufacturing capability and distribution system that could adversely impact our ability to produce and deliver products.

We do not maintain a reserve for warranty or defective products/installation claims. Our costs could increase if we experience a significant number of claims.

The Company generally obtains the customers’ acceptance when the Company delivers product or renders service to its customers. The Company will not recognize revenue until a Completion and Evaluation Report has been provided by the customer. The Completion and Evaluation Report proves the quality of the installation projects, and there is no additional service performed by the Company later. Therefore, revenue is recognized when a Completion and Evaluation Report has been provided by the customer.

In practice, the Company allows customers to reserve approximately 5-10% of the agreed purchase or installation price as the quality security retention for a period of one year after the Company delivers and/or implement a solution for them.

The Company considers this one year term as a warranty period for the Company’s products sold or services provided as defined under ASC Subtopic 450-20. Historically, the Company has not experienced significant customer complaints about the products and none of customers have claimed damages for any loss incurred due to quality problems. Therefore, no separate warranty provisions were provided as at December 31, 2018, 2017 and 2016 based on historical experience.

We believe that our customer support teams, our quality assurance and manufacturing monitoring procedures will continue to keep claims at a level that does not support a need for a reserve. However, if we were to experience a significant increase in claims or failures to pay this final payment, our financial results could be adversely affected. Moreover, China’s Product Quality Law generally allows customers two years (and in some cases ten years) to seek compensation for damages caused by product quality deficiencies in cases in which the product lacks an expiration period.

Rapid expansion could significantly strain our resources, management and operational infrastructure, which could impair our ability to meet increased demand for our products and hurt our business results.

To accommodate our anticipated growth, we will need to expand capital resources and dedicate personnel to implement and upgrade our accounting, operational and internal management systems and enhance our record keeping and contract tracking system. Such measures will require us to dedicate additional financial resources and personnel to optimize our operational infrastructure and to recruit more personnel to train and manage our growing employee base. If we cannot successfully implement these measures efficiently and cost-effectively, we will be unable to satisfy the demand for our products, which will impair our revenue growth and hurt our overall financial performance.

We must manage growth in operations to maximize our potential growth and achieve our expected revenues and any failure to manage growth will cause a disruption of our operations and impair our ability to generate revenue.

 In order to maximize potential growth in our current and potential markets, we believe that we must expand the scope of our valve manufacturing and production facilities and capabilities and continue to develop new and improved valves. This expansion will place a significant strain on our management and our operational, accounting, and information systems. We expect that we will need to continue to improve our financial controls, operating procedures and management information systems. We will also need to effectively train, motivate and manage our employees. Our failure to manage our growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

We cannot assure you that our internal growth strategy will be successful, which may result in a negative impact on our growth, financial condition, results of operations and cash flow.

One of our strategies is to grow internally through establishing our services in additional markets by increasing the development of new products and improving the quality of existing products. However, many obstacles to this expansion exist, including, but not limited to, increased competition from similar businesses, our ability to improve our products and product mix to realize the benefits of our research and development efforts, unexpected costs, costs associated with marketing efforts. We cannot, therefore, assure you that we will be able to successfully overcome such obstacles and establish our services in any additional markets. Our inability to implement this internal growth strategy successfully may have a negative impact on our growth, future financial condition, results of operations or cash flows.

Failure to manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

Our internal growth strategy includes building our brand, expanding our services, developing repair and maintenance business, increasing market penetration of our existing products, developing new products and increasing our targeting of the pharmaceutical market in China. Pursuing these strategies has resulted in, and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:

●	continued enhancement of our research and development capabilities;

●	information technology system enhancement;

●	stringent cost controls and sufficient liquidity;

●	strengthening of financial and management controls and information technology systems;

●	increased marketing, sales and support activities; and

●	hiring and training of new personnel.

If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

Our bank accounts are not insured or protected against loss.

We maintain our cash with various banks and trust companies located in the PRC. Our cash accounts are not insured or otherwise protected. While China is currently considering implementation of banking insurance policies, it has not yet done so. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or trust company.

Our Chinese subsidiaries’ books and records are prepared in accordance with China GAAP, not U.S. GAAP.

Substantially all of the business operations of the Company are located in Mainland China. Although Hebron Technology’s reports are prepared in accordance with U.S. GAAP, our PRC subsidiaries’ books and records are prepared in accordance with China GAAP. Despite our efforts to improve the Company’s controls and procedures, our accounting personnel do not have sufficient knowledge, experience and training in maintaining our books and records in accordance with U.S. GAAP standards. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm the value of our shares.

We are substantially dependent upon our senior management and key research and development personnel.

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new products and the enhancement of our existing products and technologies. In particular, we rely substantially on our Chief Executive Officer, Anyuan Sun and our Chief Financial Officer, Steven Fu, to manage our operations. We also depend on our Chief Technical Officer, Xiaoliang Xue, for the development of new technology and products.

While we provide the legally required personal insurance for the benefit of our employees, we do not maintain key man life insurance on any of our senior management or key personnel other than our Chief Executive Officer, Mr. Anyuan Sun. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although each of our senior management and key personnel has signed a confidentiality agreement in connection with his employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key personnel.

We compete for qualified personnel with other technology companies and research institutions. Intense competition for these personnel could cause our compensation costs to increase, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

We are heavily dependent upon the services of experienced personnel who possess skills that are valuable in our industry, and we may have to actively compete for their services.

We are heavily dependent upon our ability to attract, retain and motivate skilled personnel to serve our customers. Many of our personnel possess skills that would be valuable to all companies engaged in our industry. Consequently, we expect that we will have to actively compete for these employees. Some of our competitors may be able to pay our employees more than we are able to pay to retain them. Our ability to profitably operate is substantially dependent upon our ability to locate, hire, train and retain our personnel. There can be no assurance that we will be able to retain our current personnel, or that we will be able to attract and assimilate other personnel in the future. If we are unable to effectively obtain and maintain skilled personnel, the development and quality of our services could be materially impaired. See “Our Employees.”

We depend on intellectual property licensed from third parties, and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

Our Chief Executive Officer grants us the right to use two trademarks, three patents and one copyright without payment. As our Chief Executive Officer’s permission to use these two trademarks is provided at his discretion, he could choose to discontinue such permission in the future. While currently the only third party who grants us intellectual property license is our Chief Executive Officer, it is possible for us to obtain license from any other third parties. Any termination of these licenses could result in the loss of significant rights and could harm our ability to commercialize our products. We must therefore rely on those third parties to enforce their rights and obligations. If they do not successfully enforce such rights and obligations, our development and commercialization of such technology could be delayed or prevented.

When we license intellectual property from third parties, those parties generally retain most or all of the obligations to maintain and extend, as well as the rights to assert, prosecute and defend, that intellectual property. If we or our licensors fail to adequately protect this intellectual property or if we do not have exclusivity for the marketing of our products, our ability to commercialize products could suffer.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, copyright, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We are currently in control of 34 patents in China covering our valve production technology, 31 of which are now owned by PRC entities, and 3 of which are now owned by Mr. Anyuan Sun.

In addition, for those 3 patents owned by Mr. Anyuan Sun, Mr. Sun currently has no intention to transfer them to the ownership of our PRC entities. Although we are using the patents for free, there are possibilities that Mr. Sun may require us to pay royalties in future. If so, it will certainly increase our operational costs and adversely affect our business profitability.

Likewise, two of four trademarks and one copyright as disclosed in the section of “Our Intellectual Property” we are currently using are under Mr. Anyuan Sun’s ownership but we’re currently using them for free. There is also a possibility that we will be required by Mr. Sun to pay royalties in future. If so, it will certainly increase our operation cost and adversely affect our business profitability. Fortunately, we successfully applied on our own name two trademarks in 2015, for both of which we have obtained the certificate issued by the authority (SAIC).

As to the licenses on aforementioned three patents, two trademarks, and one copyright, the license agreements we signed with Mr. Anyuan Sun did not specify expiration dates but only stated that we are entitled to use them during the valid terms of the patents, trademarks, and copyrights, which indicated that if the terms expire and Mr. Sun does not want to extend them, the licenses will expire. Also, according to China’s Intellectual Property Laws, including Patent Law, Trademark Law, and Copyrights Law, the license agreement is valid once the agreement is signed and the registration with regulatory agencies is not a necessity for the agreement to be valid. However, if the agreement is not registered, then the general public may not be aware of the agreement and the licensees’ rights will not be protected when the licensor assigns the intellectual property rights to other parties. We filed with the regulatory agencies the registration application of the license agreements in March of 2016, and the whole process shall be completed in a couple of months. In addition, since the license agreements are non-exclusive, Mr. Sun is still entitled to sign license agreements with other parties. If Mr. Sun does so, the market shares for our products which are manufactured and sold with these licensed intellectual property rights will certainly be shrunk and our profits will be affected adversely.

The process of seeking patent protection can be lengthy and expensive, our patent applications may fail to result in patents being issued, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

We also rely on trade secret rights to protect our business through non-disclosure provisions in employment agreements with employees. If our employees breach their non-disclosure obligations, we may not have adequate remedies in China, and our trade secrets may become known to our competitors.

Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. If we sell our branded products internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our branded products in either China or other countries, including the United States and other countries in Asia. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

●	pay damage awards;

●	seek licenses from third parties;

●	pay ongoing royalties;

●	redesign our branded products; or

●	be restricted by injunctions,

each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our branded products, which could have a material adverse effect on our financial condition and results of operations.

Risks Related to Doing Business in China

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expand significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our stock could be rendered worthless.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, which became effective on January 1, 2008, which was further amended on December 28, 2012 (effective July 1, 2013). The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations. The Labor Contract Law also mandates that employers provide social welfare packages to all employees, increasing our labor costs. To the extent competitors from outside China are not affected by such requirements, we could be at a comparative disadvantage.

Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability.

We may experience barriers to conducting business and trade in our targeted emerging markets in the form of delayed customs clearances, customs duties and tariffs. In addition, we may be subject to repatriation taxes levied upon the exchange of income from local currency into foreign currency, substantial taxes on profits, revenues, assets and payroll, as well as value-added tax. The markets in which we plan to operate may impose onerous and unpredictable duties, tariffs and taxes on our business and products, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our revenues and profits.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

China passed an Enterprise Income Tax Law (the “EIT Law”) and implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management are often resident in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC stockholders.

Hebron Technology does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of the Notice, so we believe the Notice is not applicable to us. However, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in the Notice to evaluate the tax residence status of Hebron Technology.

We do not believe that we meet some of the conditions outlined. As a holding company, the key assets and records of Hebron Technology including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that have been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Hebron Technology should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in the Notice were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, so this would have minimal effect on us; however, if we develop non-China source income in the future, we could be adversely affected. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income.” Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares.

If we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both the U.S. and China, but our PRC source income will not be taxed in the U.S. again because the U.S.-China tax treaty will avoid double taxation between these two nations.

Since our operations and assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

Our operations and assets are located in the PRC. In addition, most of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

As a Nasdaq-listed public company, we are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our company, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires that all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities are in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law.

However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct all of our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our recent initial public offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

From time to time we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are FIEs, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE. Currently, China is holding more open and tolerate attitude toward FIEs. More open rules and regulations are published in recent years to replace previous ones which are more restrictive. On March 30th, 2015, SAFE promulgated Circular 19 which is about Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises) and effective since June 1, 2015. Circular 19 has made some important changes in rules regarding the conversion of foreign exchanges to RMB, which are as follows in particular:

(1)	Instead of the payment-based exchange settlement system under previous Circular 142 and Circular 88, new rules of discretional foreign exchange settlement have been established, which means the foreign exchange capital in the capital account of foreign-invested enterprises for which the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks in accordance with Circular 13 as we mentioned in the comment below) has been handled can be settled at the banks based on the actual operation needs of the enterprises, and the proportion of foreign exchange which can be discretionally converted by each FIE is temporarily determined as 100% (SAFE may adjust such scale as necessary). So regulation wise FIEs no longer needs to report the use of its RMB before or after a conversion which are required by previous Circular 142 and Circular 88. However, actually SAFE and the banks are experiencing a transitional period in this regard, so for the time being, most banks still need the FIEs to report their proposed use of the RMB to be converted from foreign exchanges, as well as the actual use of the RMB obtained in the last conversion. Certainly, the transitional period will not be too long and therefore optimistically from the year of 2016, the report obligation will no longer be required.

(2)	Foreign currency-denominated capital no longer needs to be verified by an accounting firm before converting into RMB.

(3)	As stipulated in Circular 19, the use of capital by FIEs shall follow the principles of authenticity and self-use within the business scope of enterprises, shall not be used for the following purposes:

a)	it shall not be directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by national laws and regulations;

b)	it shall not be directly or indirectly used for investment in securities unless otherwise provided by laws and regulations;

c)	it shall not be directly or indirectly used for granting the entrust loans in RMB (unless permitted by the scope of business), repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party; and

d)	it shall not be used for paying the expenses related to the purchase of real estate not for self-use, except for the foreign-invested real estate enterprises.

On May 10, 2013, SAFE released Circular 21, which came into effect on May 13, 2013; also, on February 13, 2015 SAFE published Circular 13 (Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies) to update some measures stipulated in Circular 21. According to Circular 21, SAFE has significantly simplified the foreign exchange administration procedures with respect to the registration, account openings and conversions, settlements of FDI-related foreign exchange, as well as fund remittances. Meanwhile, Circular 13 has further simplified foreign exchange administration procedures, most important among which is that SAFE delegated foreign exchange registration to the banks, meanwhile the related registration approval by SAFE has been annulled.

Even with more and more open policy toward FDI and FIEs, Circulars mentioned above may still have some limit our ability to convert, transfer and use the net proceeds from our initial public offering and any offering of additional equity securities in China, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce of China, or MOFCOM, or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, we will not be able to use the proceeds of our initial public offering and capitalize our PRC operations, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market. The RMB depreciated from 2014 through the end of 2016, appreciated in 2017, and has depreciated since the beginning of 2018.

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For the years ended December 31, 2018, 2017 and 2016, we had foreign currency translation gain (loss) adjustments of -$1.8 million, $2.2 million and -$1.4 million, respectively. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

The SAFE promulgated the Notice on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Notice 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to material change of capitalization or structure of the PRC resident itself (such as capital increase, capital reduction, share transfer or exchange, merger or spin off). On October 16, 2015, 9 of our shareholders who are Chinese residents completed  the registration with SAFE under this Notice.

Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our PRC resident stockholders may subject such stockholders to fines or other liabilities.

Other than Notice 37, our ability to conduct foreign exchange activities in the PRC may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions. PRC individuals who fail to make such registrations may be subject to warnings, fines or other liabilities.

We may not be fully informed of the identities of all our beneficial owners who are PRC residents. For example, because the investment in or trading of our shares will happen in an overseas public or secondary market where shares are often held with brokers in brokerage accounts, it is unlikely that we will know the identity of all of our beneficial owners who are PRC residents. Furthermore, we have no control over any of our future beneficial owners and we cannot assure you that such PRC residents will be able to complete the necessary approval and registration procedures required by the Individual Foreign Exchange Rules.

It is uncertain how the Individual Foreign Exchange Rules will be interpreted or enforced and whether such interpretation or enforcement will affect our ability to conduct foreign exchange transactions. Because of this uncertainty, we cannot be sure whether the failure by any of our PRC resident stockholders to make the required registration will subject our PRC subsidiaries to fines or legal sanctions on their operations, delay or restriction on repatriation of proceeds of the initial public offering into the PRC, restriction on remittance of dividends or other punitive actions that would have a material adverse effect on our business, results of operations and financial condition.

Chinese economic growth slowdown may cause negative effect to our business.

Since 2014, Chinese economic growth has been slowing down from double-digit GDP speed. This situation has impacted many types of service industries, such as restaurant and tourism, and some manufacturing industry. Our business operations in China mainly rely on the pharmaceutical industry, which is less influenced by economic growth slowdown than service industries. However, if China’s economic growth continues to slow down, then our pharmaceutical engineering installation will be adversely affected due to the slow expansion or shrinkage of the pharmaceutical industry. Recession in the steel industry on the other hand may cause us to benefit from decreased material costs.

Risks Related to HEBT’s Corporate Structure and Operation

Our dual class structure concentrates a majority of voting power in our Chief Executive Officer, who is the only beneficial owner of our Class B common shares.

On March 7, 2018, we re-classified and re-designated our common shares into Class A common shares and Class B common shares by filing the Third Amended and Restated Memorandum of Association with the BVI Registrar of Corporate Affairs. Our Class B common shares have five votes per share, and our Class A common shares have one vote per share. Because of the five-to-one voting ratio between our Class B and Class A common shares, the holders of our Class B common shares collectively continue to control a majority of the combined voting power of our common shares and therefore are able to control all matters submitted to our shareholders for approval. The sole beneficial owner of such Class B common shares is our Chief Executive Officer, Mr. Anyuan Sun, who beneficially owns 1,800,000 Class B common shares through Wise Metro Development Co., Ltd. and 5,978,400 Class B common shares through Mr. Zuoqiao Sun Zhang. Mr. Sun holds in the aggregate 84.7% of the voting power of our capital stock. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders.

Future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common shares to Class A common shares will have the effect, over time, of increasing the relative voting power of those holders of Class B common shares who retain their shares in the long term.

We incur additional costs as a result of being a public company, which could negatively impact our net income and liquidity.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and The NASDAQ Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of our having become a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Class A common shares could decline.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

As a publicly listed company, we are required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we are governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our continued public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

A lack of insurance could expose us to significant costs and business disruption.

While we have not purchased insurance to cover our assets and property of our business, it could leave our business unprotected from loss. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

Land-use rights policy may cause significantly adverse effect to our operation.

China has very conservative land ownership and land use policy. All the lands in China are either belonging to the nation or collective units. Currently, our PRC entities’ new office buildings are in construction on the land we leased from Dalangqiao Village, which is a collective unit and legal owning the land acknowledged by the local government. Therefore, the new offices will not be under the risk of being identified as illegal building, and we can continue its use of the new office as long as the lease do not expire or be terminated. However, since under PRC laws the building registration shall be in consistency with the land use right of the land it occupies, which will stay collectively owned by the members of the Dalangqiao Village, our PRC entities will not get Property Ownership Certificate in relation to the buildings of the new office, thus brings risks that our PRC entities may not be able to use the new office if any dispute arises between the company and the members of the Dalangqiao Village which adversely effects, annuls, or even worse brings termination to the lease.

Unqualified individual subcontractors may bring joint liability to us.

We and our PRC entities, Xibolun Equipment and Xibolun Automation, sometimes subcontract portions of our projects to third parties to complete. According to Construction Law and Qualification Standard for Labor Subcontracting in Construction Business of the PRC, individual contractors are not in a position to obtain any qualification of labor subcontracting. So the subcontracting contracts by Xibolun Equipment and Xibolun Automation to such individual contractors are under the risk of being declared of avoidance of qualification by applicable courts. Article 29 of the Construction Law requires that “the overall contractors and subcontractors shall bear joint responsibilities to project owners for the subcontracted projects”. Even though our PRC entities Xibolun Equipment and Xibolun Automation are very cautious with subcontracting the projects to other parties, there are still possibilities that our PRC entities may subcontract the projects to individuals or parties without required qualifications. Despite the facts that the law enforcement and regulation on these types of subcontracting are not very strict, if the construction completed by unqualified individual subcontractors does not meet required quality and accident occurs, our PRC entities may jointly bear the subsequences pursuant to the Article 64 of the Construction Law. Also, according to the Article 54 of the Regulation on the Quality Management of Construction Projects, the liabilities for the subsequences could be indemnifying the damages and paying penalty which could be ranging from five hundred thousand up to one million RMB.

Risks Related to Ownership of HEBT’s Common Shares

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A common shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1.07 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our Class A common shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our Class A common shares less attractive because we may rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

As a “controlled company” under the rules of The NASDAQ Capital Market, we may exempt our company from certain corporate governance requirements that could adversely affect our public shareholders.

Our principal shareholder beneficially owns a majority of the voting power of our outstanding common shares. Under the Rule 4350(c) of The NASDAQ Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors to be independent, as defined in The NASDAQ Capital Market rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under The NASDAQ Capital Market rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of The NASDAQ Capital Market corporate governance requirements.

If we elect to follow certain NASDAQ Capital Market rules available to foreign private issuers, our company could fail to meet corporate governance standards applicable to U.S. domestic issuers.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

If we continue to be unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common shares may decline.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with the first annual report on Form 20-F, we have been required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. If we continue to identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this annual report on Form 20-F and in filings required of a public company, our business and financial condition are more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The market price of our Class A common shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The trading price for our common shares (or Class A common shares since March 19, 2018) has fluctuated since we first listed our common shares. Since our common shares became listed on the Nasdaq on December 27, 2016, the trading price of our common shares (or Class A common shares since March 19, 2018) has ranged from US $0.50 to US $7.02 per common share, and the last reported trading price on June 3, 2019 was $0.8001 per Class A common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;
●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
●	lawsuits threatened or filed against us; and
●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A common shares if the market price of our Class A common shares increases.

We incur increased costs as a result of being a public company.

As a public company, we incur legal, accounting and other expenses that we did not incur as a private company. For example, we must now engage U.S. securities law counsel and U.S. GAAP auditors that we did not require as a private company, and we will have annual payments for listing on a stock exchange if we are so listed. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and NASDAQ, has required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we incur additional costs associated with our public company reporting requirements. While it is impossible to determine the amounts of such expenses in advance, we expect that we will incur additional expenses of between $500,000 and $1 million per year that we did not experience as a private company.

Our classified board structure may prevent a change in our control.

Our board of directors is divided into three classes of directors. The current terms of the directors expire in 2019, 2020 and 2021. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year the shareholders elect one class of directors. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Business Companies Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our amended and restated memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the articles and memorandum.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

Risks Related to NiSun BVI’s Business and Industry

NiSun BVI has a limited operating history in a new and evolving market, which makes it difficult to evaluate its future prospects.

The market for online consumer finance marketplaces is new and may not develop as expected. The regulatory framework for this market is also evolving and may remain uncertain for the foreseeable future. Potential borrowers and lenders may not be familiar with this market and may have difficulty distinguishing NiSun BVI’s services from those of its competitors. Convincing potential new borrowers and lenders of the value of NiSun BVI’s services is critical to increasing the volume of loan transactions facilitated through its marketplace and to the success of its business. NiSun BVI launched its online marketplace in January 2016 and has a limited operating history. As its business develops, or in response to competition, NiSun BVI may continue to introduce new products or make adjustments to its existing products, or make adjustments to its business model. Any significant change to its business model may not achieve expected results and may have a material and adverse impact on its financial conditions and results of operations. It is therefore difficult to effectively assess its future prospects.

If NiSun BVI fails to educate potential borrowers and lenders about the value of its platform and services, if the market for its marketplace does not develop as NiSun BVI expects, or if NiSun BVI fails to address the needs of its target market, its business and results of operations will be harmed.

If NiSun BVI does not compete effectively, its results of operations could be harmed.

The online consumer finance marketplace industry in China is intensely competitive and evolving. NiSun BVI’s competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Many of its current and potential competitors have significantly more financial, technical, marketing and other resources than NiSun BVI does and may be able to devote greater resources to the development, promotion, sale and support of their platforms. NiSun BVI’s competitors may also have longer operating histories, more extensive borrower or lender bases, greater brand recognition and brand loyalty and broader partner relationships than NiSun BVI. Additionally, a current or potential competitor may acquire one or more of its existing competitors or form a strategic alliance with one or more of its competitors. Its competitors may be better at developing new products, offering more attractive investment returns or lower fees, responding faster to new technologies and undertaking more extensive and effective marketing campaigns. In response to competition and in order to grow or maintain the volume of loan transactions facilitated through its marketplace, NiSun BVI may have to offer higher investment returns to lenders or charge lower transaction fees, which could materially and adversely affect its business and results of operations. If NiSun BVI is unable to compete with such companies and meet the need for innovation in its industry, the demand for its marketplace could stagnate or substantially decline, NiSun BVI could experience reduced revenues or its marketplace could fail to achieve or maintain more widespread market acceptance, any of which could harm its business and results of operations.

NiSun BVI may continue to incur net losses in the future.

NiSun BVI had net loss of approximately $1.1 million in 2018 and net loss of approximately $1.3 million in 2017. NiSun BVI cannot assure you that it will be able to generate net income or will have retained earnings in the future. NiSun BVI anticipates that its operating expenses will increase in the foreseeable future as NiSun BVI seeks to continue to grow its business, attract borrowers, lenders and partners and further enhance and develop its products, services and platform. These efforts may prove more expensive than currently anticipated, and NiSun BVI may not succeed in increasing revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, NiSun BVI may incur additional net losses in the future and may not be able to achieve or maintain profitability.

Fraudulent activity on NiSun BVI’s marketplace could negatively impact its operating results, brand and reputation and cause the use of its loan products and services to decrease.

NiSun BVI is subject to the risk of fraudulent activity both on its marketplace and associated with borrowers, lenders and third parties handling borrower and lender information. Its resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Increases in fraudulent activity, either on its marketplace or associated with participants of its marketplace, could negatively impact its brand and reputation, reduce the volume of loan transactions facilitated through its platform and lead NiSunBVI to take additional steps to reduce fraud risk, which could increase its costs. High profile fraudulent activity could even lead to regulatory intervention, and may divert its management’s attention and cause NiSunBVI to incur additional expenses and costs. Although NiSun BVI has not experienced any material business or reputational harm as a result of fraudulent activities in the past, NiSun BVI cannot rule out the possibility that any of the foregoing may occur causing harm to its business or reputation in the future. If any of the foregoing were to occur, its results of operations and financial conditions could be materially and adversely affected.

NiSun BVI’s brand or reputation and the reputation of the online consumer finance marketplace industry may materially and adversely affected by factors outside of its control.

Enhancing the recognition and reputation of NiSun BVI’s brand is critical to its business and competitiveness. Factors that are vital to this objective include but are not limited to its ability to:

●	maintain the quality and reliability of its platform;
●	provide borrowers and lenders with a superior experience in its marketplace;
●	maintain accurate credit assessment tools and decision-making models;
●	effectively manage and resolve borrower and lender complaints; and
●	effectively protect personal information and privacy of borrowers and lenders.

Any malicious or innocent negative allegation made by the media or other parties about the foregoing or other aspects of NiSun BVI, including but not limited to its management, business, compliance with law, financial conditions or prospects, whether with merit or not, could severely hurt its reputation and harm its business and operating results. In addition, the market for China’s online consumer finance marketplaces is new and the regulatory framework for this market is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s online consumer finance marketplace industry in general may also have a negative impact on its reputation, regardless of whether NiSun BVI has engaged in any inappropriate activities.

Certain factors that may adversely affect its reputation are beyond its control. Negative publicity about its partners, outsourced service providers or other counterparties, such as negative publicity about their debt collection practices and any failure by them to adequately protect the information of borrowers and lenders, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm its reputation. Furthermore, any negative development in the online consumer finance marketplace industry, such as bankruptcies or failures of other consumer finance marketplaces, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other consumer finance marketplaces to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise its image, undermine the trust and credibility NiSun BVI has established and impose a negative impact on its ability to attract new borrowers and lenders. Negative developments in the online consumer finance marketplace industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online consumer finance marketplaces, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online consumer finance marketplaces like NiSunBVI. If any of the foregoing takes place, its business and results of operations could be materially and adversely affected.

Successful strategic relationships with traditional lending and guarantee institutions are important for NiSun BVI’s future success.

NiSun BVI anticipates that it will continue to leverage its existing strategic relationships with traditional lending and guarantee institutions to grow its business while NiSun BVI will also pursue new relationships with additional partners. Identifying, negotiating and documenting relationships with partners requires significant time and resources as does integrating third-party data and services into its system. NiSun BVI’s current agreements with traditional lending and guarantee institutions do not prohibit them from working with its competitors or from offering competing services. NiSun BVI’s competitors may be effective in providing incentives to such entities to favor their products or services, which may in turn reduce the volume of loans facilitated through its marketplace. In addition, partners may not perform as expected under its agreements with them, and NiSun BVI may have disagreements or disputes with such partners, which could adversely affect its brand and reputation. If NiSun BVI cannot successfully enter into and maintain effective strategic relationships with business partners, its business will be harmed.

Fluctuations in interest rates could negatively affect transaction volume.

All loans facilitated through NiSun BVI’s marketplace are issued with fixed interest rates. If interest rates rise, lenders who have already invested in a loan at a fixed rate through its platform may lose the opportunity to take advantage of the higher rates. If interest rates decrease after a loan is made, borrowers through its platform may prepay their loans to take advantage of the lower rates. As a result, fluctuations in the interest rate environment may discourage lenders and borrowers from participating in its marketplace, which may adversely affect its business.

NiSun BVI’s operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. NiSun BVI primarily relies on a limited number of telecommunication service providers to provide NiSunBVI with data communications capacity through local telecommunications lines and internet data centers to host its servers. NiSun BVI has limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of its business, NiSun BVI may be required to upgrade its technology and infrastructure to keep up with the increasing traffic on its platform. NiSun BVI cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

In addition, NiSun BVI has no control over the costs of the services provided by telecommunication service providers. If the prices NiSun BVI pays for telecommunications and internet services rise significantly, its results of operations may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, its user traffic may decline and its business may be harmed.

Risks Related to NiSun BVI’s Corporate Structure and Operation

If the PRC government deems that the contractual arrangements in relation to NiSun BVI’s consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, it could be subject to severe penalties or be forced to relinquish its interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011, 2015 and 2017, respectively, and other applicable laws and regulations.

NiSun BVI is a British Virgin Islands company and its PRC subsidiary is considered a foreign invested enterprise. To comply with PRC laws and regulations, NiSun BVI conducts operations in China through a series of contractual arrangements entered into among Ning Cheng (Shanghai) Enterprise Management Group Co., Ltd. (“WFOE”), Fintech (Shanghai) Investment Holding Co., Ltd (“VIE”) and the shareholders of VIE. As a result of these contractual arrangements, NiSun BVI exerts control over VIE and consolidates its operating results in NiSun BVI’s financial statements under U.S. GAAP.

NiSun believes its current ownership structure, the ownership structure of its PRC subsidiary and consolidated VIE, and the contractual arrangements among WFOE, VIE and the shareholders of VIE are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of NiSun BVI.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. In December 2018, the Standing Committee of the National People’s Congress published a discussion draft of a new proposed Foreign Investment Law, aiming to replace the major existing laws governing foreign direct investment in China. On January 29, 2019, the discussion draft with slight revisions, or the New Draft Foreign Investment Law, was submitted for review. Pursuant to the New Draft Foreign Investment Law, foreign investments shall be subject to the negative list management system. However, the New Draft Foreign Investment Law does not mention “actual control” as regulated in the previous draft and the position to be taken with respect to the existing or future companies with the “variable interest entity” structure. On March 15, 2019, the Foreign Investment Law of the People’s Republic of China, or the Final Foreign Investment Law, with slight revision, is finally issued and will become effective on January 1, 2020.

Although variable interest entity structures are not included in the Final Foreign Investment Law, it is uncertain whether any interpretation and implementation of the Final Foreign Investment Law or new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If the ownership structure, contractual arrangements and business of NiSun BVI, its PRC subsidiary or its consolidated variable interest entity are found to be in violation of any existing or future PRC laws or regulations, or NiSun BVI fails to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating its income or the income of its PRC subsidiary or consolidated variable interest entity, revoking the business licenses or operating licenses of its PRC subsidiary or consolidated variable interest entity, shutting down its servers or blocking its online platform, discontinuing or placing restrictions or onerous conditions on its operations, requiring NiSunBVI to undergo a costly and disruptive restructuring and taking other regulatory or enforcement actions that could be harmful to its business. Any of these actions could cause significant disruption to its business operations and severely damage its reputation, which would in turn materially and adversely affect its business, financial condition and results of operations. If any of these occurrences results in its inability to direct the activities of its consolidated variable interest entity, and/or its failure to receive economic benefits from its consolidated variable interest entity, NiSun BVI may not be able to consolidate VIE’s results into NiSun BVI’s consolidated financial statements in accordance with U.S. GAAP.

NiSun BVI relies on contractual arrangements with VIE and the shareholder of VIE for NiSun BVI’s business operations, which may not be as effective as direct ownership in providing operational control.

NiSun BVI has relied and expects to continue to rely on contractual arrangements with Fintech to operate its business in the future. These contractual arrangements may not be as effective as direct ownership in providing NiSun BVI with control over its consolidated variable interest entity. For example, NiSun BVI’s consolidated variable interest entity and its shareholders could breach their contractual arrangements with NiSun BVI by, among other things, failing to conduct their operations, in an acceptable manner or taking other actions that are detrimental to NiSun BVI’s interests.

If NiSun BVI had direct ownership of VIE, NiSun BVI would be able to exercise its rights as a shareholder to effect changes in the board of directors of VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, NiSun BVI relies on the performance by VIE and its shareholders of their obligations under the contracts to exercise control over its consolidated variable interest entity. The shareholders of VIE may not act in the best interests of NiSun BVI or may not perform their obligations under these contracts. Such risks exist throughout the period in which NiSun BVI intends to operate its business through the contractual arrangements with VIE. Although NiSun BVI has the right to replace any shareholder of its consolidated variable interest entity under the contractual arrangement, if any shareholder of its consolidated variable interest entity is uncooperative or any dispute relating to these contracts remains unresolved, it will have to enforce its rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, these contractual arrangements with VIE may not be as effective in ensuring NiSun BVI’s control over the relevant portion of its business operations as direct ownership would be.

Any failure by NiSun BVI’s consolidated VIE or its shareholder to perform its obligations under NiSun BVI’s contractual arrangements with them would have a material adverse effect on its business.

If NiSun BVI’s consolidated VIE or its shareholder fails to perform their respective obligations under the contractual arrangements, NiSun BVI may have to incur substantial costs and expend additional resources to enforce such arrangements. NiSun BVI may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which NiSun BVI cannot assure you will be effective under PRC laws. For example, if the shareholder of VIE were to refuse to transfer his equity interest in VIE to NiSun BVI or its designee if it exercises the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward NiSunBVI, then NiSun BVI may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under its contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit its ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that NiSun BVI is unable to enforce these contractual arrangements, or if NiSun BVI suffers significant delay or other obstacles in the process of enforcing these contractual arrangements, NiSun BVI may not be able to exert effective control over its consolidated variable interest entity, and its ability to conduct its business may be negatively affected.

The shareholder of VIE may have potential conflicts of interest with NiSun BVI, which may materially and adversely affect its business and financial condition.

The equity interests of VIE are held by Mr. Bodang Liu. His interest in VIE may differ from the interests of NiSun BVI as a whole. He may breach, or cause VIE to breach, the existing contractual arrangements NiSun BVI has with them and its consolidated variable interest entity, which would have a material adverse effect on NiSun BVI’s ability to effectively control its consolidated variable interest entity and receive economic benefits from it. For example, Mr. Liu may be able to cause NiSun BVI’s agreements with VIE to be performed in a manner adverse to NiSun BVI by, among other things, failing to remit payments due under the contractual arrangements to NiSunBVI on a timely basis. NiSun BVI cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of NiSun BVI or such conflicts will be resolved in its favor.

Currently, NiSun BVI does not have any arrangements to address potential conflicts of interest between VIE shareholders and NiSun BVI, except that NiSun BVI could exercise its purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in VIE to a PRC entity or individual designated by NiSunBVI, to the extent permitted by PRC laws. If NiSun BVI cannot resolve any conflict of interest or dispute between NiSun BVI and the shareholders of VIE, NiSun BVI would have to rely on legal proceedings, which could result in the disruption of its business and subject it to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to NiSun BVI’s consolidated variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that NiSun BVI or its PRC consolidated variable interest entity owes additional taxes, which could negatively affect its financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. NiSunBVI may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between WFOE, its wholly-owned subsidiary in China, its consolidated VIE in China, and the shareholder of VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing WFOEs’ tax expenses. In addition, if WFOE requests the shareholders of VIE to transfer their equity interests in VIE at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject VIE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on VIE for the adjusted but unpaid taxes according to the applicable regulations. NiSun BVI’s financial position could be materially and adversely affected if its consolidated variable interest entity’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

NiSunBVI may lose the ability to use and enjoy assets held by its consolidated VIE that are material to the operation of its business if VIE goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

VIE holds certain assets that are material to the operation of NiSun BVI business, including domain names and equipment for online lending marketplace. Under the contractual arrangements, its consolidated VIE may not and its shareholder may not cause it to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without its prior consent. However, in the event its consolidated VIE’s shareholder breaches these contractual arrangements and voluntarily liquidates VIE or VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without NiSun BVI’s consent, it may be unable to continue some or all of its business activities, which could materially and adversely affect its business, financial condition and results of operations. If VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering NiSun BVI’s ability to operate its business, which could materially and adversely affect its business, financial condition and results of operations.

THE SPECIAL MEETING

Date, Time and Place of the Special Meeting

The Special Meeting will be held at 10:00 a.m., local time, on June 14, 2019, at our executive offices at No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, China, to consider and vote upon the transaction.

Purpose of the Special Meeting

At the Special Meeting, HEBT is asking its shareholders as of the record date of May 14, 2019 (the “Record Date”) to consider and vote upon:

(1)	Reverse Split Proposal: a proposal to approve a reverse split of the Company’s common shares in a ratio to be determined by our Board of Directors of between two and ten currently outstanding common shares being converted into one common share, with the exact ratios to be determined by the Board of Directors in its sole discretion.

(2)	Share Transfer Proposal: a proposal to approve the transfer by Wise Metro Development Co., Ltd., a British Virgin Islands company (“Wise”) and Mr. Zuoqiao Sun Zhang, a citizen of Guatemala (“Sun Zhang”; and together with Wise, “Sellers”) of all of such Sellers’ Class B common shares of the Company to NiSun International Enterprise Management Group Co., Ltd., a company organized under the laws of Cayman Islands (the “Buyer”).

(3)	NiSun Proposal: a proposal for the Company to purchase for cash, cash equivalents or promissory note all of the equity of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd., a British Virgin Islands company (“NiSun BVI”), focused on the provision of certain financial services.

(4)	Option Proposal: a proposal for Sellers or their designee to acquire an option to purchase (a) the Company’s 100% equity interest in Zhejiang Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”), (b) the Company’s 100% equity interest in Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”) and (c) the Company’s 49% equity interest in Xuzhou Weijia Bio-Techn Co., Ltd. (“Weijia Bio-Tech”), Chinese operating subsidiaries of the Company.

(5)	Adjournment Proposal: a proposal to adjourn the special meeting to a later meeting date if needed to permit the further solicitation of proxies if management determines that there are insufficient votes and proxies to approve one or more of the Reverse Split Proposal, Share Transfer Proposal, NiSun Proposal and Option Proposal.

Record Date; Shares Entitled to Vote; Quorum

Shareholders will be entitled to vote or direct votes to be cast at the Special Meeting if they owned HEBT common shares on the Record Date. Shareholders will have one vote for each share of HEBT Class A common shares and five votes for each share of HEBT Class B common shares owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

As of the close of business on the Record Date, there were 16,269,577 outstanding HEBT common shares, consisting of 8,491,177 Class A common shares and 7,778,400 Class B common shares. All Class B common shares are beneficially owned by our Chief Executive Officer, Mr. Anyuan Sun, who beneficially owns 1,800,000 Class B common shares through Wise Metro Development Co., Ltd. and 5,978,400 Class B common shares through Mr. Zuoqiao Sun Zhang.

A quorum of HEBT shareholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if one-third (1/3) of the outstanding shares entitled to vote at the meeting are represented in person or by proxy. For purposes of determining quorum, Class A and Class B common shares will be counted as a group, and one-third of the total voting power must be present in person or by proxy to satisfy quorum requirements. Abstentions will count as present for the purposes of establishing a quorum but will be disregarded for purposes of determining the results of voting.

Vote Required; Abstentions and Broker Non-Votes

The affirmative vote of the holders of a majority of votes cast by our common shares that are present in person or by proxy at our special meeting is required to approve the Reverse Split Proposal. For the Reverse Split Proposal, Class A shares will have one vote per share, Class B shares will have five votes per share, and Class A and Class B shares will be counted as a single group, with a majority of the group required for approval.

The affirmative vote of the holders of a majority of votes cast by each class of our common shares that are present in person or by proxy at our special meeting is required to approve the Share Transfer Proposal, NiSun Proposal and Option Proposal. For the Share Transfer Proposal, NiSun Proposal and Option Proposal, Class A shares will have one vote per share, Class B shares will have five votes per share, and Class A and Class B shares will be counted separately, with a majority of each class required for approval.

Approval of the Adjournment Proposal whether or not a quorum is present, requires the affirmative vote of a majority of the votes cast by our shareholders entitled to vote.

Abstentions and broker non-votes will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions and broker non-votes do not count as votes cast.

Voting of Proxies

If your shares are registered in your name with our transfer agent, TranShare Corporation, you may cause your shares to be voted by returning a signed proxy card, or you may vote in person at the special meeting. Additionally, you may submit electronically over the Internet or by phone a proxy authorizing the voting of your shares by following the instructions on your proxy card. You must have the enclosed proxy card available, and follow the instructions on the proxy card, in order to submit a proxy electronically over the Internet or by telephone. Based on your proxy cards or Internet and telephone proxies, the proxy holders will vote your shares according to your directions.

If you plan to attend the Special Meeting and wish to vote in person, you will be given a ballot at the meeting. If your shares are registered in your name, you are encouraged to vote by proxy even if you plan to attend the Special Meeting in person. If you attend the Special Meeting and vote in person, your vote by ballot will revoke any proxy previously submitted.

Voting instructions are included on your proxy card. All shares represented by properly executed proxies received in time for the Special Meeting will be voted at the Special Meeting in accordance with the instructions of the shareholder.

If your shares are held in “street name” through a broker, bank or other nominee, you may vote through your broker, bank or other nominee by completing and returning the voting form provided by your broker, bank or other nominee, or by the Internet or telephone through your broker, bank or other nominee if such a service is provided. To vote via the Internet or telephone through your broker, bank or other nominee, you should follow the instructions on the voting form provided by your broker, bank or other nominee. If you do not return your bank’s, broker’s or other nominee’s voting form, do not vote via the Internet or telephone through your broker, bank or other nominee, if possible, or do not attend the special meeting and vote in person with a proxy from your broker, bank or other nominee, it will have the same effect as if you voted “AGAINST”.

Revocability of Proxies

If you are a shareholder of record, you may change your vote or revoke your proxy at any time before it is voted at the Special Meeting by:

●	Submitting a new proxy electronically over the Internet or by telephone after the date of the earlier submitted proxy;
●	Signing another proxy card with a later date and returning it to us prior to the Special Meeting; or
●	Attending the Special Meeting and voting in person.

Please note that to be effective, your new proxy card, internet or telephonic voting instructions or written notice of revocation must be received by us prior to the Special Meeting and, in the case of internet or telephonic voting instructions, must be received before 11:59 p.m. Eastern time on June 13, 2019. If you have submitted a proxy, your appearance at the Special Meeting, in the absence of voting in person or submitting an additional proxy or revocation, will not have the effect of revoking your prior proxy.

If you hold your common shares in “street name,” you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote in person at the special meeting if you obtain a valid “legal” proxy from your bank, broker or other nominee. Any adjournment, recess or postponement of the Special Meeting for the purpose of soliciting additional proxies will allow HEBT shareholders who have already sent in their proxies to revoke them at any time prior to their use at the Special Meeting as adjourned, recessed or postponed.

Board of Directors’ Recommendation

After careful consideration, the Company’s board of directors has determined that the transaction is fair to, and in the best interest of, the Company and its shareholders. They unanimously recommend that you vote or give instruction to vote:

“FOR” the Share Transfer Proposal;

“FOR” the NiSun Proposal;

“FOR” the Option Proposal;

“FOR” the Reverse Split Proposal; and

“FOR” the Adjournment Proposal.

Solicitation of Proxies

The expense of soliciting proxies in the enclosed form will be borne by HEBT. Proxies may also be solicited by some of our directors, officers and employees, personally or by telephone, facsimile, email or other means of communication. No additional compensation will be paid for such services.

Anticipated Date of Completion of the Transaction

Assuming timely satisfaction of necessary closing conditions, we anticipate that the transaction will be consummated by the fourth quarter of 2019.

Other Matters

At this time, we know of no other matters to be submitted at the Special Meeting.

Householding of Special Meeting Materials

Unless we have received contrary instructions, we may send a single copy of this proxy statement and notice to any household at which two or more shareholders reside if we believe the shareholders are members of the same family. Each shareholder in the household will continue to receive a separate proxy card. This process, known as “house holding”, reduces the volume of duplicate information received at your household and helps to reduce our expenses.

Who Can Answer Your Questions About Voting Your Shares?

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your HEBT common shares, you may submit questions via email to xbl@china-xbl.com.

PROPOSAL 1: REVERSE SPLIT PROPOSAL

Our board of directors has adopted resolutions (i) declaring that filing an amendment to the Company’s Memorandum and Articles of Association to effect the Reverse Split of our issued and outstanding common shares was advisable, and (ii) directing that a proposal to approve the Reverse Split be submitted to the holders of our common shares for their approval. The Reverse Split of our issued and outstanding common shares will be effected by a reverse split at a ratio of not less than one-for-two and not more than one-for-ten at any time prior to December 31, 2019, with the exact ratios to be set at a whole number within this range as determined by our board of directors in its sole discretion. Immediately upon completion of the Reverse Split, our common shares will have a bid price of at least $1.00.

Our board of directors is submitting the Reverse Split to our shareholders for approval with the intent of increasing the market price of our common stock to enhance our ability to meet the continued listing requirements of the Nasdaq Capital Market. Even if shareholders approve the Reverse Split Proposal, the Board of Directors acting in its discretion could elect not to complete a Reverse Split if it determines such action to be in the best interests of the Company and its shareholders.

Procedure for Implementing the Reverse Split

The Reverse Split, if approved by our stockholders, would become effective upon the filing (the “RS Effective Time”) of a certificate of amendment to our Articles and Memorandum of Association in the British Virgin Islands. The exact timing of the filing of the certificate of amendment that will effect the Reverse Split will be determined by our board of directors based on its evaluation as to when such action will be the most advantageous to the Company and our shareholders. In addition, our board of directors reserves the right, notwithstanding stockholder approval and without further action by the stockholders, to elect not to proceed with the Reverse Split if, at any time prior to filing the amendment to the Company’s Memorandum and Articles of Association, our board of directors, in its sole discretion, determines that it is no longer in our best interest and the best interests of our shareholders to proceed with the Reverse Split. If a certificate of amendment effecting the Reverse Split has not been filed in the British Virgin Islands by the close of business on December 31, 2019, our board of directors will abandon the Reverse Split.

Effect of the Reverse Split on holders of HEBT common shares

Depending on the ratio for the Reverse Split determined by our board of directors, a minimum of two and a maximum of ten shares of existing common stock will be combined into one new common share. The actual number of shares issued after giving effect to the Reverse Split, if implemented, will depend on the reverse split ratio that is ultimately determined by our board of directors.

The Reverse Split will affect all holders of our common shares uniformly and will not affect any shareholder’s percentage ownership interest in the Company, except that as described below in “Fractional Shares,” record holders of common shares otherwise entitled to a fractional share as a result of the Reverse Split will be rounded up to the next whole number. In addition, the Reverse Split will not affect any shareholder’s proportionate voting power (subject to the treatment of fractional shares). If the Reverse Split Proposal is approved but the Share Transfer Proposal, NiSun Proposal and Option Proposal are not approved, then we would continue have two classes of shares outstanding, and holders of Class B shares would continue to have five votes per share, while holders of Class A shares would have one vote per share.

The Reverse Split may result in some shareholders owning “odd lots” of less than 100 common shares. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

Beneficial Holders of Common Shares (i.e. shareholders who hold in street name)

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to affect the Reverse Split for their beneficial holders holding our common shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our common shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Registered “Book-Entry” Holders of Common Shares (i.e. shareholders that are registered on the transfer agent’s books and records but do not hold share certificates)

Certain of our registered holders of common shares may hold some or all of their shares electronically in book-entry form with the transfer agent. These shareholders do not have share certificates evidencing their ownership of the common shares. They are, however, provided with a statement reflecting the number of shares registered in their accounts.

Shareholders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Split common shares, subject to adjustment for treatment of fractional shares.

Holders of Certificated Common Shares

Shareholders holding common shares in certificated form will be sent a transmittal letter by our transfer agent after the RS Effective Time. The letter of transmittal will contain instructions on how a shareholder should surrender his, her or its certificate(s) representing common shares (the “Old Certificates”) to the transfer agent in exchange for certificates representing the appropriate number of whole shares of post-Reverse Split common shares (the “New Certificates”). No New Certificates will be issued to a shareholder until such shareholder has surrendered all Old Certificates, together with a properly completed and executed letter of transmittal, to the transfer agent. No shareholder will be required to pay a transfer or other fee to exchange his, her or its Old Certificates. Shareholders will then receive a New Certificate(s) representing the number of whole common shares that they are entitled as a result of the Reverse Split, subject to the treatment of fractional shares described below. Until surrendered, we will deem outstanding Old Certificates held by shareholders to be cancelled and only to represent the number of whole shares of post-Reverse Split common shares to which these shareholders are entitled, subject to the treatment of fractional shares. Any Old Certificates submitted for exchange, whether because of a sale, transfer or other disposition of shares, will automatically be exchanged for New Certificates. If an Old Certificate has a restrictive legend on the back of the Old Certificate(s), the New Certificate will be issued with the same restrictive legends that are on the back of the Old Certificate(s).

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY SHARE CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Fractional Shares

We do not currently intend to issue fractional shares in connection with the Reverse Split. Therefore, we will not issue certificates representing fractional shares. In lieu of issuing fractions of shares, we will round up to the next whole number.

Accounting Matters

The proposed amendment to the Company’s Certificate of Incorporation will not affect the par value of our common shares per share, which will remain $0.001 par value per share. As a result, as of the RS Effective Time, the stated capital attributable to common stock and the additional paid-in capital account on our balance sheet will not change due to the Reverse Split. Reported per share net income or loss will be higher because there will be fewer common shares outstanding.

Federal Income Tax Consequences of the Reverse Split

The following summary describes material U.S. federal income tax consequences of the Reverse Split to holders of our common shares.

Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a beneficial owner of our common stock that is a citizen or individual resident of the United States, a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or otherwise subject to U.S. federal income taxation on a net income basis in respect of our common stock (a “U.S. holder”). A trust may also be a U.S. holder if (1) a U.S. court is able to exercise primary supervision over administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person. An estate whose income is subject to U.S. federal income taxation regardless of its source may also be a U.S. holder. This summary does not address all of the tax consequences that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, U.S. expatriates, persons subject to the alternative minimum tax, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that hold our common stock as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for federal income tax purposes, or (iii) persons that do not hold our common stock as “capital assets” (generally, property held for investment).

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our common stock, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Stock Split.

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this proxy statement. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of the Reverse Split.

PLEASE CONSULT YOUR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE REVERSE SPLIT IN YOUR PARTICULAR CIRCUMSTANCES UNDER THE INTERNAL REVENUE CODE AND THE LAWS OF ANY OTHER TAXING JURISDICTION.

U.S. Holders

The Reverse Split should be treated as a recapitalization for U.S. federal income tax purposes. Therefore, a stockholder generally will not recognize gain or loss on the Reverse Split, except to the extent of cash, if any, received in lieu of a fractional share interest in the post-Reverse Split shares. The aggregate tax basis of the post-split shares received will be equal to the aggregate tax basis of the pre-split shares exchanged therefore (excluding any portion of the holder’s basis allocated to fractional shares), and the holding period of the post-split shares received will include the holding period of the pre-split shares exchanged. A holder of the pre-split shares who receives cash will generally recognize gain or loss equal to the difference between the portion of the tax basis of the pre-split shares allocated to the fractional share interest and the cash received. Such gain or loss will be a capital gain or loss and will be short term if the pre-split shares were held for one year or less and long term if held more than one year. No gain or loss will be recognized by us as a result of the Reverse Split.

No Appraisal Rights

Under the BVI law and our charter documents, holders of our common shares will not be entitled to dissenter’s rights or appraisal rights with respect to the Reverse Split.

Required Vote

The affirmative vote of the holders of a majority of votes cast by our common shares that are present in person or by proxy at our special meeting is required to approve the Reverse Split Proposal, provided we have quorum for the meeting. For the Reverse Split Proposal, Class A shares will have one vote per share, Class B shares will have five votes per share, and Class A and Class B shares will be counted as a single group, with a majority of the group required for approval.

PROPOSAL 2: SHARE TRANSFER PROPOSAL

As of the date of this proxy, HEBT has issued and outstanding 16,269,577 common shares, consisting of 8,491,177 Class A common shares and 7,778,400 Class B common shares. All Class B common shares are beneficially owned by our Chief Executive Officer, Mr. Anyuan Sun, who beneficially owns 1,800,000 Class B common shares through Wise Metro Development Co., Ltd. and 5,978,400 Class B common shares through Mr. Zuoqiao Sun Zhang. Class A common shares have one vote per share, while Class B common shares have five votes per share. Although Mr. Sun owns approximately 47.8% of all outstanding common shares, his Class B common shares give him in the aggregate 82.1% of the voting power of HEBT’s capital stock. This concentrated control may limit or preclude other shareholders’ ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders.

For this reason, as a condition of considering the matters before this Special Shareholder Meeting, the Board of Directors required that if the Class B common shares were to transfer from the Sellers to the Buyer, such shares would need to convert automatically into Class A common shares at the time of transfer. Upon such transfer the Company will have no issued and outstanding Class B common shares. Upon such automatic conversion, the Shares will be entitled to one vote per share, compared with five votes per each Class B common share.

Purchase Price for Share Transfer

On April 16, 2019, the date of the Share Purchase Agreement, the closing price for HEBT’s common shares was $0.893 per share. The purchase price for the Shares was set at an aggregate of $9 million, or $1.16 per share, a premium of $0.267 per share.

Within 10 business days following the execution of the Share Purchase Agreement, Buyer was required to deposit the Purchase Price in an account established for such purpose with Zhongpeng Law Firm. The Buyer was permitted to deposit up to 30% of the Purchase Price in the form of a non-interest bearing promissory note payable in full on or before December 31, 2019, with the remainder in cash. At the same time, the Sellers were required to deposit documentary evidence showing ownership of the Shares and irrevocable stock powers, together with signed instructions. The parties agreed to these steps to ensure that, upon the receipt of shareholder approval, the Share Transfer Proposal would be promptly completed.

Closing of the Share Transfer

The Closing of the Share Transfer is to occur at 10:00 AM, Eastern Standard Time, within five days following the latest of (i) receipt of payment for the Shares by the Sellers, (ii) delivery of all remaining closing deliveries and (iii) the satisfaction (or waiver) of the conditions to closing set forth in the Share Purchase Agreement, or such other time as is mutually acceptable between the parties.

Proceeds from the Share Transfer Proposal

Upon closing of the share transfer, the Sellers will receive the purchase price. HEBT will not receive any payment in connection with the Share Transfer Proposal.

Interests of Management in the Transaction

The Sellers consist of (1) Wise Metro Development Co., Ltd., a British Virgin Islands company of which Mr. Anyuan Sun is the sole shareholder and (2) Mr. Zuoqiao Sun Zhang, who is a member of HEBT’s Board of Directors and father to both Mr. Anyuan Sun and Mr. Lingmin Sun, both of whom are also directors of the Company. Mr. Anyuan Sun is also the Chief Executive Officer of the Company. Mr. Anyuan Sun is the beneficial owner of all of the Shares being sold to the Buyer. Due to the interested nature of this transaction, Mr. Anyuan Sun and Mr. Sun Zhang did not participate in the discussions and voting on this matter at HEBT’s board of directors.

Required Vote

The affirmative vote of the holders of a majority of votes cast by each class of our common shares that are present in person or by proxy at our special meeting is required to approve the Share Transfer Proposal, NiSun Proposal and Option Proposal. For the Share Transfer Proposal, NiSun Proposal and Option Proposal, Class A shares will have one vote per share, Class B shares will have five votes per share, and Class A and Class B shares will be counted separately, with a majority of each class required for approval.

THE HEBT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HEBT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE SHARE PURCHASE PROPOSAL.

PROPOSAL 3: NISUN PROPOSAL

HEBT is requesting shareholder approval of a plan to purchase all of the equity of NiSun BVI. By virtue of NiSun BVI’s ownership of NiSun HK, NiSun HK’s ownership of WFOE and WFOE’s contractual control over Fintech (see Summary beginning on page 10), NiSun BVI effectively controls Fintech, a Chinese company that provides online recommendation services of institutional financial products through its online marketplace in the PRC.

HEBT’s Board of Directors has considered the opportunities presented by acquiring NiSun BVI and believes that it is in the best interests of the company and its shareholders to purchase all of the equity of NiSun BVI from Mr. Bodang Liu, NiSun BVI’s sole shareholder. Although NiSun BVI is a relatively young company, in operation for less than five years, the Board considers the growth opportunities to merit consideration by HEBT’s shareholders at this Special Meeting.

NiSun BVI is primarily engaged in the operation of its online marketplace for providing online recommendation services of financial products. Individual users can access institutional financial products through NiSun BVI’s online marketplace. NiSun BVI recommends these financial products to individual investors. NiSun BVI’s online marketplace has operated since January 2018. For the years ended December 31, 2018 and 2017, all the financial products transacted through NiSun BVI’s online marketplace were debt products issued by financial institutions.

NiSun BVI provides services in respect of debt products offered by the financial institutions on its online marketplace, and assists financial institutions to identify qualified individual investors. NiSun BVI considers the financial institutions to be its customers, and charges service fees from the financial institutions.

Loan Origination Service Fee

For NiSun BVI’s services that match investors and borrowers through its online platform, NiSun BVI charges a service fee from borrowers for each effected loan facilitated, which is accounted for as revenue, and immediately deducted from the proceeds to the borrowers when a loan is initiated. The service fee is 1.5%-3.0% of the total amount of each loan, depending on the duration of the loan.

Loan Repayment Management Fee

For NiSun BVI’s services that assist in repayments of outstanding loans through NiSun BVI’s online platform, it charges a separate fee from borrowers for each loan repayment facilitated, which is accounted for as revenue, and immediately remitted to us when a loan matures and the borrower repays the loan. The loan repayment management fee is based on an agreed upon percentage around 0.3% of the borrowing amount times the duration of the loan and is collected from the borrower upon repayment of the loan.

Financial Results of NiSun BVI

The audited financial statements of NiSun BVI for the years ended December 31, 2018 and 2017 are included in this proxy statement. These materials have been provided by NiSun BVI and HEBT has not otherwise verified the information provided.

NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. and its subsidiaries (collectively, the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2019.

New York, New York

June 4, 2019

NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.

CONSOLIDATED BALANCE SHEETS

(Stated In U.S. Dollars)

	December 31, 2018	December 31, 2017

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$32,462	$50,747
Prepayments and other current assets	42,667	53,420
Loan to third parties	40,142	1,536,712
Amounts due from related party	432,440	34,445
TOTAL CURRENT ASSETS	547,711	1,675,324

NON-CURRENT ASSETS
Property and equipment, net	180,142	202,410
TOTAL NON-CURRENT ASSETS	180,142	202,410
TOTAL ASSETS	$727,853	1,877,734

LIABILITIES
CURRENT LIABILITIES
Accrued expenses and other current liabilities	$194,602	172,964
TOTAL LIABILITIES	$194,602	$172,964

SHAREHOLDERS’ EQUITY:
Common share, US$1 par value, 50,000 shares authorized, 50,000 shares issued and outstanding as of December 31, 2018 and 2017, respectively*	$50,000	$50,000
Additional paid-in capital	3,961,012	3,961,012
Accumulated deficit	(3,381,212)	(2,258,814)
Accumulated other comprehensive income	(96,549)	(47,428)

TOTAL SHAREHOLDERS’ EQUITY	$533,251	$1,704,770

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$727,853	$1,877,734

The accompanying notes are an integral part of these consolidated financial statements.

NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated In U.S. Dollars)

	For The Years Ended December 31,
	2018	2017

REVENUE	$4,480,654	$-

OPERATING EXPENSES
Selling, general and administrative expenses	5,572,893	1,289,901
Depreciation	29,928	16,856
Total operating expenses	5,602,821	1,306,757
LOSS FROM OPERATIONS	(1,122,167)	(1,306,757)

OTHER INCOME (EXPENSE)
Interest income	952	-
Interest expense and bank charges	(1,183)	(223)
Total other expense, net	(231)	(223)

LOSS BEFORE INCOME TAXES	(1,122,398)	(1,306,980)
PROVISION FOR INCOME TAXES	-	-
NET LOSS	$(1,122,398)	$(1,306,980)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(49,121)	105,630

COMPREHENSIVE LOSS	$(1,171,519)	$(1,201,350)

Loss per common share-basic and diluted	$(22.5)	$(26.1)
Weighted average number of shares outstanding-basic and diluted	50,000	50,000

The accompanying notes are an integral part of these consolidated financial statements.

NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Stated In U.S. Dollars)

	Ordinary Shares		Additional paid-in	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	capital	Deficit	Income	Total
Balance at December 31, 2016	50,000	$50,000	$3,024,133	$(951,834)	$(153,058)	$1,969,241
Shareholders’ contributions			936,879		-	936,879
Net loss for the year			-	(1,306,980)	-	(1,306,980)
Foreign currency translation gain			-	-	105,630	105,630
Balance at December 31, 2017	50,000	50,000	3,961,012	(2,258,814)	(47,428)	1,704,770
Net loss for the year				(1,122,398)		(1,122,398)
Foreign currency translation loss					(49,121)	(49,121)
Balance at December 31, 2018	50,000	$50,000	$3,961,012	$(3,381,212)	$(96,549)	$533,251

The accompanying notes are an integral part of these consolidated financial statements.

NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated In U.S. Dollars)

	For the years ended December 31,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,122,398)	$(1,306,980)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	29,928	16,856

Changes in operating assets and liabilities:
Prepayments and other current assets	8,188	(32,363)
Accrued expenses and other current liabilities	32,171	65,755
Due from related party	(415,640)	(33,169)
Due to related party	-	(995,282)
NET CASH USED IN OPERATING ACTIVITIES	(1,467,751)	(2,285,183)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(18,106)	(81,963)
Collection of loans to third-parties	1,469,691	1,479,772
NET CASH PROVIDED BY INVESTING ACTIVITIES	1,451,585	1,397,809

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions by shareholders	-	936,879
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	936,879

EFFECT OF EXCHANGE RATE CHANGE ON CASH	(2,119)	(9,836)
NET (DECREASE) INCREASE IN CASH	(18,285)	39,669
CASH — beginning of year	50,747	11,078
CASH — end of year	$32,462	$50,747

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	$-	$-
Cash paid for interest	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.

NOTES TO CONSOLIDATE FINANCIAL STATEMENTS

Note 1—BUSINESS DESCRIPTION

Organization and description of business

NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun” or the “Company”) is a limited company established under the laws of the British Virgin Islands on January 17, 2019. On January 25, 2019, the Company set up a wholly-owned subsidiary, NiSun International Enterprise Management Group (Hong Kong) Co., Limited (“NiSun HK”) in Hong Kong.  On April 10, 2019, NiSun HK set up a wholly-owned subsidiary, NingChen (Shanghai) Enterprise Management Co., Ltd (“WOFE”) in the People’s Republic of China (“PRC”).

Fintech (Shanghai) Investment Holding Co., Ltd (“Fintech”) was incorporated on January 20, 2016 in the PRC by the same group of shareholders of NiSun. Fintech is the main operating entity that provides online intermediary matching services for various financial institutions and potential investors in the People’s Republic of China (“PRC”).

As described below, NiSun, through a series of transactions which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries and its variable interest entity (“VIE”), Fintech. Accordingly, the Company consolidates Fintech’s operations, assets and liabilities. NiSun, its subsidiaries and VIE are hereinafter collectively referred to as the “Group”.

The Group, through its subsidiaries and VIE, is engaging in providing intermediary matching services of institutional financial products with potential investors through its online portal in the PRC.

Reorganization

The following transactions were undertaken to reorganize the legal structure of the Group.

Effective on May 17, 2019, shareholders of Fintech and WOFE entered into a series of contractual agreements (“VIE Agreements” which are described below). As a result, the Company’s WOFE has been determined to be the primary beneficiary of Fintech, and accordingly, the Company consolidates Fintech as a VIE.

Since the Company and its subsidiaries and VIE are effectively controlled by the same group of the shareholders before and after the reorganization, they are considered under common control. The above mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries and VIE has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

As of December 31 2018, the Group’s principal subsidiaries and consolidated VIE are as follows:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.	January 17, 2019	British Virgin Islands		Investment holding

Wholly owned subsidiaries
NiSun International Enterprise Management Group (Hong Kong) Co., Limited	January 25, 2019	Hong Kong	100%	Investment holding

NingChen (Shanghai) Enterprise Management Co., Ltd	April 10, 2019	PRC	100%	Investment holding

VIE
Fintech (Shanghai) Investment Holding Co., Ltd (“Fintech”)	January 20, 2016	PRC	Consolidated VIE	Providing online recommendation services of financial and wealth management and asset products.

NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—BUSINESS DESCRIPTION (Continued)

The VIE arrangements regarding Fintech

Foreign ownership of internet-based businesses, including distribution of online information is subject to restrictions under current PRC laws and regulations. The Company is a British Virgin Islands Company and WOFE (its PRC subsidiary) is considered foreign invested enterprise. To comply with these regulations, the Company conducts the majority of its activities in PRC through its VIE, Fintech.

WOFE has entered into the following contractual arrangements with shareholders of Fintech, that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of Fintech, and (2) receive the economic benefits of Fintech that could be significant to Fintech. The Company is fully and exclusively responsible for the management of Fintech, assumes all of risk of losses of Fintech and has the exclusive right to exercise all voting rights of Fintech’s shareholder. Therefore, in accordance with ASC 810 “Consolidation”, the Company is considered the primary beneficiary of Fintech and has consolidated Fintech’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

Consulting Service Agreement.

Under the Consulting Services Agreement dated May 17, 2019, WOFE has the exclusive right to provide management and consulting and other services to Fintech for a consulting service fee from Fintech and agrees to authorize Fintech to use the trademarks, technologies and related intellectual property rights held by WOFE. Fintech agrees to pay WOFE or the designated agent of WOFE for the management and consulting service in the amount equivalent to all Fintech’s net profits after tax . The agreement shall be effective as of the date of agreement and shall remain effective until the date when WOFE terminates such agreement or Fintech ceases to exist.

Equity Pledge Agreements

Pursuant to the Equity Pledge Agreements dated May 17, 2019, each shareholder of Fintech agreed to pledge his equity interest in Fintech to WOFE to secure nominal loans provided to the shareholders of Fintech for a loan term of 100 years. Each shareholder of Fintech agrees that the repayment of loan can only happen on loan maturity date or WOFE agrees to collect the loan repayment. If Fintech or its shareholders breach their contractual obligations under these agreements, WOFE, as pledgee, will have the right to dispose of the pledged equity interests and will have priority in receiving the proceeds from the auction or sale of the pledged equity interests. WOFE is entitled to any dividends declared or paid in connection with the pledged equity interests during the term of this agreement. Fintech and its shareholders have further agreed that they will not transfer or encumber the pledged equity interests without the prior written consent from WOFE during the term of this agreement. The Equity Pledge Agreement remains effective and no provision of this agreement may be amended, modified, supplemented discharged or terminated unless all parties consent thereto in writing.

Voting Rights Proxy Agreement.

Under the Voting Rights Proxy Agreement, each shareholder of Fintech irrevocably authorizes WOFE to exercise rights and powers as the shareholder of Fintech, including but not limited to, convening and attending shareholders’ meetings, voting on all matters of Fintech requiring shareholder approval and appointing directors and senior management members. The Voting Rights Proxy Agreement will remain in force unless otherwise terminated in writing by WOFE or with the written consent of all parties.

Exclusive Call Option Agreement.

Under the Exclusive Call Option Agreement dated May 17, 2019, Fintech and its shareholders have irrevocably granted WOFE an exclusive option to purchase, or authorize its designated persons to purchase all or part of each shareholder’s equity interests in Fintech. The purchase price shall be equal to the minimum price required by the relevant PRC laws. Without prior written consent of WOFE, Fintech shall not to, among other things, amend its articles of association, sell or otherwise dispose of its assets or beneficial interests, enter into transactions which may adversely affect its assets, liabilities, business operations, equity interests and other legal interests, or merge with any other entities or make any investments, or distribute dividends. WOFE has right to transfer the rights and obligations pursuant to the Exclusive Call Option Agreement to any third party, which does not require any prior consent of Fintech and its shareholders. The Exclusive Call Option Agreement will remain effective until WOFE terminates this agreement in 30 days advance notice.

NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—BUSINESS DESCRIPTION (Continued)

Risks in relation to the VIE structure

The Group believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Group’s PRC subsidiary and VIE;
●	discontinue or restrict the operations of any related-party transactions between the Group’s PRC subsidiary and VIE;
●	limit the Group’s business expansion in China by way of entering into contractual arrangements;
●	impose fines or other requirements with which the Group’s PRC subsidiary and VIE may not be able to comply;
●	require the Group or the Group’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or
●	restrict or prohibit the Group’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

The Group’s ability to conduct its online lending Marketplace business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Group may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to exert effective control over the VIE – Fintech and their respective shareholders and it may lose the ability to receive economic benefits from the VIE. The Group, however, does not believe such actions would result in the liquidation or dissolution of the Group, its PRC subsidiary and VIE.

The interests of the shareholders of VIE may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing VIE not to pay the service fees when required to do so. The Group cannot assure that when conflicts of interest arise, shareholders of VIE will act in the best interests of the Group or that conflicts of interests will be resolved in the Group’s favor. Currently, the Group does not have existing arrangements to address potential conflicts of interest the shareholders of VIE may encounter in its capacity as beneficial owners and directors of VIE, on the one hand, and as beneficial owners and directors of the Group, on the other hand. The Group believes the shareholders of VIE will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Group with a mechanism to remove the current shareholders of VIE should they act to the detriment of the Group. The Group relies on certain current shareholders of VIE to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Group. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of VIE, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

Total assets and liabilities presented on the Group’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of comprehensive loss as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of the Group’s VIE. The Group has not provided any financial support to VIE for the years ended December 31, 2018 and 2017. The following financial statements amounts and balances of the VIE were included in the accompanying consolidated financial statements for the years ended December 31, 2018 and 2017 are listed below:

	As of December 31,
	2018	2017
Total assets	$727,853	$1,877,734
Total liabilities	$194,602	$172,964

	For the years ended December 31,
	2018	2017
Net revenue	$4,480,654	$-
Net loss	$(1,122,398)	$(1,306,980)

NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—BUSINESS DESCRIPTION (Continued)

In accordance with the VIE agreement, the WOFE have the power to direct activities of the VIE Company, and can have assets transferred out of the VIE Companies. As of December 31 2018 and 2017, there was no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations. There was no creditors (or beneficial interest holders) of the VIE that have recourse to the general credit of the Company in the normal course of business. The Company neither provide nor intend to provide additional financial or other support not previously contractually required to the VIE and subsidiaries of VIE during the periods presented. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its paid-in capital, capital reserve and statutory reserves, to the Company in the form of loans and advances or cash dividends. Please refer to Note 10 for disclosure of restricted net assets.

Liquidity

As reflected in the Group’s consolidated financial statements, the Group had an accumulated deficit of $3,381,212 and $2,258,814 as at December 31, 2018 and 2017, respectively, incurred net loss of $1,122,398 and $1,306,980 for the years ended December 31, 2018 and 2017, and negative operating cash flow of $1,467,751 and $2,285,183 for the years ended December 31, 2018 and 2017.

In assessing its liquidity, management monitors and analyzes the Group’s cash on-hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. The Group plans to fund working capital through additional capital contributions from its controlling shareholder and operations. The Group’s controlling shareholder has committed to contribute additional registered capital of RMB20 million (approximately $2.9 million) by the end of June 2019 to the Group as working capital to fund its future operations. The Group also expects to turn profitable within next couple of years as its business model matures. Currently, the Group’s principal liquidity needs are to meet its working capital requirements and operating expenses. The Group’s ability to fund these needs will depend on its future performance, which will be subject in part to general economic, financial, regulatory and other factors beyond its control, including trends in its industry and technological developments.

Based on current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Group to meet its future liquidity and capital requirement for at least next twelve months from the date of this report.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Group, its subsidiaries and VIE. All significant inter-company transactions and balances have been eliminated.

Uses of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to estimates and judgments applied in allocation of considerations under revenue arrangements with various performance obligations, allowance for accounts receivable, useful life of property and equipment and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

The Group is primarily engaged in the operation of online intermediary matching services of financial products with potential investors. The individual users can have access to institutional financial products through the Group’s online marketplace. The Group recommends these financial products to individual investors and earns service fees from the intermediary services provided. The Group’s online marketplace was officially launched in January 2018. Therefore, there was no revenue generated for the year ended December 31, 2017. For the years ended December 31, 2018, service fees earned through the Group’s online marketplace were mainly related to debt products issued by financial institutions.

The Group has early adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 on January 1, 2016 and has elected to apply it retrospectively for the years ended December 31, 2018 and 2017. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Group provides intermediary services in respect of financial products offered by various financial institutions on its online marketplace, and assist the financial institutions to identify qualified individual investors. The Group considers the financial institutions to be its customers, and charges service fees from the financial institutions.

The Group determines its intermediary service includes two separated services. The Group provides facilitation service by connecting qualified investors to financial institutions. Towards the end of each product term, the Company also provide repayment service to ensure debt repayment process is handled smoothly through the online marketplace. The Company charges a separate fee for repayment service. The facilitation service and repayment service are two separate performance obligations under ASC 606, as these two performance obligations are distinct in that customers can benefit from each service on its own and the Group’s promises to deliver the services are separately identifiable from each other in the contract. .

The Group determines the transaction price of facilitation service and repayment service to be the service fees chargeable from the financial institutions, net of value-added tax. The transaction price is allocated to the facilitation services and repayment services using their relative selling prices consistent with the guidance in Topic 606. The Group does not have observable standalone selling price information for the facilitation services or repayment services, because it does not provide facilitation services or repayment services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group. As a result, the estimation of standalone selling price involves significant judgment.

The Group uses an expected cost plus margin approach to estimate the standalone selling prices of facilitation services and repayment services as the basis of revenue allocation. When estimating the selling prices, the Group considers the cost related to such services, profit margin, customer demand, effect of competition on services, and other market factors.

Revenues from facilitation service are recognized when investors subscribe the debt products offered by the financial institutions through the Group’s online marketplace, at the time the facilitation service is considered completed. Financial institutions are also obligated to pay repayment service fee to the Group upon repayment of the debt, at the time our repayment service is considered rendered. All the Group’s revenue for the years ended December 31, 2018 were generated from the PRC. The following table illustrates the disaggregation of revenue the Group offered for the year end December 31, 2018:

NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	For the years ended December 31,
	2018	2017
Facilitation service	$3,303,296	$-
Repayment service	1,177,358	-
Total revenue	$4,480,654	$-

Cash and cash equivalents

Cash and cash equivalents represent cash in bank with no restrictions and other short-term highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash.

Accounts receivable and allowance for doubtful accounts

Accounts receivable represent the Group’s right to consideration in exchange for facilitation services and repayment service that the Group has transferred to the customer before payment is due. The Group only recognizes accounts receivable to the extent that the Group believes it is probable that it will collect substantially all of the consideration to which it will be entitled in exchange for the services transferred to the customer.

Accounts receivable are stated at the historical carrying amount net of allowance for uncollectible account. Even the Group has not experienced any significant historical defaults, as a policy, the Group generally establishes an allowance for uncollectible accounts based on estimates, historical experience of net default rates and other factors surrounding the credit risk of customers. For individual customers where there is an observable indicator of impairment, a specific allowance is provided. The Group evaluates and adjusts its allowance for accounts receivable and contract assets on a quarterly basis or more often as necessary. Uncollectible amount are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined the balance will not be collected. For the years ended December 31, 2018 and 2017 and up to the date of this report, the Group has not incurred any uncollectible accounts, therefore, the Group provided nil allowance for the years ended December 31, 2018 and 2017.

Fair value of financial instruments

The Group follows the provisions of Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 — Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 — Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 — Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

There were no transfers between level 1, level 2 or level 3 measurements for the years ended December 31, 2018 and 2017. The carrying amounts reported in the balance sheets for cash, accounts receivable, prepayment and other assets, accrual and other liabilities approximate their fair value based on the short-term maturity of these instruments.

Property and equipment, net

Property and equipment acquired are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight-line method, as follows:

NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Useful life
Office equipment	5 years
Vehicle	10 years
Software purchased	1-10 years
Leasehold improvements	over shorter of the lease term or expected useful life

The Group charges maintenance, repairs and minor renewals directly to expenses as incurred; major additions and betterment to equipment are capitalized.

Long-lived assets

The carrying value of the long-lived assets is reviewed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment loss was recognized for the years ended December 31, 2018 and 2017, respectively.

Advertising and promotion expenses

Advertising and promotion cost are expensed as incurred. For the years ended December 31, 2018 and 2017, advertising and promotion expenses amounted to $3,876,485 and nil, respectively, and were included in selling, general and administrative expenses.

Income taxes

The Group, the Group’s subsidiary and VIE are subject to the income tax laws of the relevant tax jurisdictions. The Group accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. Valuation allowances are established against net deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. As of December 31 2018 and 2017, no valuation allowance is considered necessary.

The Group may be subject to challenges from taxing authorities regarding the amounts of taxes due. These challenges may alter the timing or amount of taxable income or deductions. Management determines whether the benefits of its tax positions are more-likely-than-not of being sustained upon audit based on the technical merits of the tax position. The Group records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31 2018 and 2017, the Group did not have any significant unrecognized uncertain tax positions. All tax returns since the Group’s inception are still subject to examination by tax authorities. The Group does not believe that its unrecognized tax benefits will change over the next twelve months.

NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings (loss) per share (“EPS”)

Companies with capital structures are required to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Foreign currency translation

Since the Group operates primarily in the PRC, the Group’s functional currency is the Chinese Yuan (“RMB”). The Group’s financial statements have been translated into the reporting currency, the United States Dollar (“USD”). Assets and liabilities of the Group are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average exchange rate during the reporting period. The resulting translation adjustments are reported under accumulated other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the consolidated statements of comprehensive loss.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

	December 31, 2018		December 31, 2017
Balance sheet items, except for equity accounts, as of	US$	1=RMB 6.8776	US$	1=RMB 6.5074
Amounts included in the statements of operations and cash flows for the years ended	US$	1=RMB 6.6163	US$	1=RMB 6.7578

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) solely consists of a foreign currency translation adjustment resulting from the Group not using the U.S. dollar as its functional currencies.

Segment information

The Group’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group engages primarily in online intermediary matching services for its Customers in the PRC. The Group does not distinguish between markets or segments for the purpose of internal reports. The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole. As a result, the Group has only one reportable segment. As the Group generates substantially all of its revenues in the PRC and its long-lived assets are substantially located in PRC, no geographical segments are presented.

Certain risks and concentrations

As of December 31 2018 and 2017, substantially all of the Group’s cash and cash equivalents were held in financial institutions in the PRC which are not insured or otherwise protected. Should any of these institutions holding the Group’s cash become insolvent, or if the Group is unable to withdraw funds for any reason, the Group could lose the cash on deposit with that institution.

For the year ended December 31, 2018, all the Group’s revenue were from one financial institution only.

NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. A modified retrospective approach is required. In January 2018, the FASB issued ASU 2018-01, Leases: Land Easement Practical Expedient for Transition. This ASU clarifies the accounting and reporting of land easements. In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases,” (“ASU 2018-10”), to clarify how to apply certain aspects of the new lease accounting standard. The amendments in this update, among other things, better articulates the requirement for a lessee’s reassessment of lease classification as of the effective date of a modification, clarifies that a change to an index or rate for variable lease payments does not constitute a resolution of a contingency that would result in the remeasurement of lease payments, and requires entities that apply Topic 842 retrospectively to each reporting period and do not adopt the practical expedients to write off any prior unamortized initial direct costs that do not meet the definition under Topic 842 to equity. The amendments in this update have the same effective date and transition requirements as the new lease standard summarized above. Also, in July 2018, the FASB issued ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements,” (“ASU 2018-11”), to provide an additional transition method. An entity can now elect not to present comparative financial information under Topic 842 if it recognizes a cumulative-effect adjustment to retained earnings upon adoption. The Group intends to make this election. The amendments in these update are effective for the Group for fiscal years beginning after December 15, 2018, including interim periods within those years, with early adoption permitted. The Group has performed an assessment of the impact of the adoption of the amendments in these updates on the Group’s consolidated financial position and results of operations for the Group’s leases, which primarily consist of operating leases for office space and equipment. Based on that assessment, the Group has established that the adoption of Topic 842 will result in the recognition of right-of-use assets and lease liabilities as of December 31 2018 based on the present value of future minimum lease payments. The impacts from the adoption of Topic 842 to the Group’s accumulated deficit as of December 31 2018 and to consolidated results of operations for the year ended December 31, 2019 are not expected to be material.

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. In April 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 – Financial Instruments. The new ASU provides narrow-scope amendments to help apply these recent standards. The transition requirements and effective date of this ASU for the Group is January 1, 2020 with early adoption permitted for certain amendments. The Group is evaluating the impact this ASU will have on its consolidated financial statements.

NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820):  Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (“ASU No. 2018-13”).  The primary focus of ASU 2018-13 is to improve the effectiveness of the disclosure requirements for fair value measurements. ASU No. 2018-13 removes the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for the timing of transfers between levels and the valuation processes for Level 3 fair value measurements. It also adds a requirement to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and to disclose the range and weighted average of significant unobservable inputs used to develop recurring and nonrecurring Level 3 fair value measurements. For certain unobservable inputs, entities may disclose other quantitative information in lieu of the weighted average if the other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop the Level 3 fair value measurement.  In addition, public entities are required to provide information about the measurement uncertainty of recurring Level 3 fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date. ASU No. 2018-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Group is still evaluating the impact of adopting ASU No. 2018-13 on its financial statements, but does not expect the adoption of ASU No. 2018-13 to have a material impact on its consolidated financial statements.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

Note 3—PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,
	2018	2017

Advance to suppliers	41,795	52,513
Other receivables	872	907
Prepayments and other current assets	$42,667	$53,420

Note 4—LOAN TO THIRD PARTIES

The Group had unsecured non-interest bearing loan receivables from third party vendors. These loans are due on demand. As of December 31, 2018 and 2017, the balance of loan to third parties amounted to $40,142 and 1,536,712, respectively. As of March 31, 2019, the loans to third parties were fully collected by the Group.

NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5—PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2018	2017

Office equipment	$31,437	$14,874
Software	196,851	207,993
Total property and equipment	228,288	222,867
Accumulated depreciation and amortization	(48,146)	(20,457)

Property and equipment, net	$180,142	$202,410

Depreciation and amortization expense on property and equipment for the years ended December 31, 2018 and 2017 were $29,928 and $16,856, respectively.

The estimated future amortization expense for software is as follows:

Year ending December 31,	Amortization expense
2019	$20,507
2020	20,507
2021	20,507
2022	20,507
2023	20,507
Thereafter	56,843
Total	$159,378

Note 6—ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2018	2017

Wages and benefits payable	$44,347	$43,312
Consulting fee payable	130,528	113,001
Other payables	19,727	16,651
	$194,602	$172,964

Note 7—RELATED PARTY BALANCE

As of December 31, 2018 and 2017, the Group advanced $432,440 and $34,445 to a related party commonly controlled by the controlling shareholder of the Group. The advances are unsecured and non-interest bearing and due on demand. The due from related party balance of $432,440 was collected by the Group as of March 31, 2019.

In addition, the Group rented office from such related party for the period from December 2018 to June 2019 and incurred rental fee of $3,206 for the year ended December 31, 2018.

NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8—INCOME TAX

British Virgin Islands

NiSun was incorporated in the British Virgin Islands and is not subject to income taxes or capital gain under current laws of British Virgin Islands. In addition, upon payment of dividends by the Group to its shareholders, no British Virgin Islands withholding tax will be imposed

Hong Kong

HK NiSun is an investment holding company registered in Hong Kong. HK NiSun is subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. HK NiSun does not have assessable profits derived from Hong Kong, and accordingly is not subject to Hong Kong taxation.

PRC

The Group’s subsidiary-WOFE and VIE established in the PRC are subject to the PRC statutory income tax rate of 25%, according to the PRC Enterprise Income Tax (“EIT”) law.

For the years ended December 31, 2018 and 2017, the Group’s tax provision was nil due to net losses resulted from operations. As of December 31, 2018 and 2017, the Group provided full valuation allowance against the deferred tax assets from operating losses due to uncertainty in future earnings. As of December 31, 2018, the Group had approximately $3.4 million net operating loss carry forward for PRC tax purpose, which would expire in year 2023

	As of December 31,
	2018	2017

Deferred tax assets:
Net operating losses	$820,271	$581,640
Total deferred tax assets	820,271	581,640
Valuation allowance	(820,271)	(581,640)
Net deferred tax assets	$-	$-

Movement of valuation allowance:
Balance beginning of the year	$581,640	$227,639
Current year movement	280,660	326,150
Foreign currency translation adjustments	(41,969)	27,851
Balance at the end of the year	$820,271	$581,640

NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9—SHAREHOLDERS’ EQUITY

NiSun was established under the laws of the British Virgin Islands on January 17, 2019. The authorized number of ordinary shares is 50,000 shares with par value of $1 each. As of December 31 2018 and 2017, 50,000 ordinary shares were issued and outstanding. The shares are presented on a retroactive basis to reflect the nominal share issuance.

Restricted Net Assets

As a result of PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of their net assets to the Group. The restricted net assets consist of paid in capital of the Group’s PRC entities. As of December 31 2018 and 2017, the restricted net assets that are not available for distribution amounted to approximately $4.0 million.

Note 10—SUBSEQUENT EVENT

The Group has evaluated subsequent events through June 4, 2019, the date this consolidated financial statements were available to be issued and does not identify events with material financial impact on the consolidated financial statements.

Note 11—CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Group’s PRC VIE is restricted in their ability to transfer a portion of their net assets to the Group. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The Group’s subsidiaries and its VIEs are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

In addition, the Group’s operations and revenues are conducted and generated in China, all of the Group’s revenues being earned and currency received are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Group may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Group’s ability to convert RMB into US Dollars.

Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Group’s PRC subsidiary and VIE exceed 25% of the consolidated net assets of the Group.

The condensed financial information of the parent company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Group uses the equity method to account for investments in its subsidiaries and VIE. The footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Group, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Group.

NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11—CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.

PARENT COMPANY CONDENSED BALANCE SHEETS

	As of December 31, 2018	As of December 31, 2017
ASSETS:
Investments in subsidiaries and VIE	533,251	$1,704,770
TOTAL ASSETS	533,251	1,704,770
SHAREHOLDERS’ EQUITY:
Common share, US$1 par value, 50,000 shares authorized, 50,000 shares issued and outstanding as of December 31, 2018 and 2017, respectively*	50,000-	50,000
Additional paid-in capital	3,961,012	3,961,012
Retained earnings	(3,381,212)	(2,258,814)
Accumulated other comprehensive income	(96,549)	(47,428)
TOTAL SHAREHOLDERS’ EQUITY	533,251	1,704,770

TOTAL LIABILITIES AND SHEREHOLDERS’ EQUITY	$533,251	$1,704,770

NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.

PARENT COMPANY CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

	For The Years Ended December 31,
	2018	2017

Equity in losses of subsidiaries and VIE	$(1,122,398)	$(1,306,980)
NET LOSS	(1,122,398)	(1,306,980)
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(49,121)	105,630
COMPREHENSIVE LOSS	$(1,171,519)	$(1,201,350)

NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.

PARENT COMPANY CONDENSED STATEMENTS OF CASH FLOWS

For The Years Ended December 31,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,122,398)	$(1,306,980)
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in subsidiaries and VIEs	1,122,398	1,306,980
NET CASH USED IN OPERATING ACTIVITIES	-	-
NET CASH PROVIDED BY INVESTING ACTIVITIES	-	-
NET CASH PROVIDED BYFINANCING ACTIVITIES	-	-

NET INCREASE IN CASH	-	-
CASH —beginning of year	-	-
CASH —end of year	-	-
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	$-	$-
Cash paid for interest	$-	$-

Purchase Price for NiSun BVI

The parties to the Share Purchase Agreement have agreed that the purchase price for NiSun BVI will be equal to the fair market value of such entity. As defined in the Share Purchase Agreement, the fair market value shall be determined by an appraisal by a qualified and experienced business appraisal firm, to be conducted promptly following the receipt of shareholder approval of the NiSun Proposal.

Appraisal of NiSun BVI

Assuming the NiSun Proposal is approved, HEBT and the shareholder of NiSun BVI, Mr. Bodang Liu, have agreed that they will cooperate to obtain an independent third party valuation of NiSun BVI. The parties have agreed that Asia (Beijing) Asset Appraisal Co., Ltd. (“Asia Appraisal”), a member firm of Valuelink Group, will provide an appraisal of NiSun BVI in connection with a determination of its fair market value. Asia Appraisal was founded in 1993 and holds China Asset Appraisal Qualification (issued by Minister of Finance) and Asset Appraisal Qualification for Business related to Securities and Futures (jointly issued by Minister of Finance and China Securities Regulatory Commission). The expense of such valuation shall be paid by Buyer.

Upon determination of the fair market value of NiSun BVI, HEBT will negotiate final pricing to be paid to the shareholder of NiSun BVI to purchase all of the equity of NiSun BVI. By acquiring NiSun BVI’s equity, HEBT will acquire NiSun HK, WFOE and contractual control over Fintech. Mr. Liu has agreed to receive payment in cash, cash equivalent, promissory note or a combination of the three for the purchase price.

Interests of Management

As of the date of this proxy, no member of the Board of Directors or officer of HEBT an interest in NiSun BVI. As noted elsewhere, Mr. Bodang Liu is the sole shareholder of NiSun BVI and also of the Buyer; however, prior to the approval by HEBT’s shareholders at this Special Shareholder Meeting of entry into and performance under the Share Purchase Agreement, the Shares will not be sold by the Sellers to Buyer, and HEBT will not purchase NiSun BVI. Accordingly, as of the date of this proxy statement, Mr. Liu does not own any shares of HEBT and is not an affiliate or related party of HEBT.

Required Vote

Adoption of the NiSun Proposal requires the affirmative vote of a majority of each class of the voting common shares represented in person or by proxy at the meeting and entitled to vote thereon, provided we have a quorum at the meeting. In order for any of the Share Transfer Proposal, NiSun Proposal and Option Proposal to be approved, shareholders must approve each of the Share Transfer Proposal, NiSun Proposal and Option Proposal.

HEBT’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HEBT’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NISUN PROPOSAL.

PROPOSAL 4: OPTION PROPOSAL

The Board has recommended, subject to shareholder approval, that the Company grant an option (“Option”) to a designee of the Sellers (the “Optionee”) to purchase (a) the Company’s 100% equity interest in Zhejiang Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”), (b) the Company’s 100% equity interest in Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”) and (c) the Company’s 49% equity interest in Xuzhou Weijia Bio-Tech Co., Ltd. (“Weijia Bio-Tech”), Chinese operating subsidiaries of the Company on the terms of the Call Option Agreement attached to this Proxy as Annex C. The Sellers were only willing to enter the Share Purchase Agreement with the Buyer on the condition that such Option be granted to the Optionee; accordingly, the Share Transfer Proposal, NiSun Proposal and Option Proposal are conditioned on and contingent on each other. Each of such proposals must be approved for any of such proposals to be approved.

Term of the Option

Upon shareholder approval, the Company and Optionee will enter the Call Option Agreement. The term during which the Option may be exercised (the “Option Term”) begins six (6) months following the effective date of the Call Option Agreement, and the Option expires if not exercised within two (2) years after becoming exercisable (or two years, six months after the effective date of the Call Option Agreement).

Fee for the Option

Upon execution of the Call Option Agreement, the Optionee will pay a non-refundable fee of $50,000 to the Company to purchase the Option. To the extent the Optionee exercises the Option, such fee will be applied as a credit to the purchase price of Xibolun Automation, Xibolun Equipment and Weijia Bio-Tech.

Exercise of the Option

If the Optionee wishes to exercise the Option during the Option Term, the Optionee must deliver a written, unconditional and irrevocable notice exercising the Option. The notice will specify which one or more of the subsidiaries’ equity the Optionee is electing to purchase from the Company. Provided the parties have agreed on the purchase price as described below and the Optionee has paid the purchase price in immediately available funds, any sale of such subsidiary’s equity shall close not less than ten nor more than one hundred eighty days following delivery of the exercise notice to the Company. The Optionee may exercise the Option in whole or in part and in one or more exercises as to the subsidiaries.

Purchase Price of Subsidiaries’ Equity

The purchase price to exercise the Option shall be equal to the fair market value of the equity of the subsidiary being acquired. Because the Option will not be exercised for at least six months following the entry into the Call Option Agreement, the value of any of the subsidiaries will be determined at the time of the receipt of an exercise notice.

Where the parties are unable to agree to such fair market value, either party has the right to submit the matter to appraisal. Within three (3) days after giving written notice to the other party of its intention to have the matter submitted to appraisal, the parties shall appoint a qualified and experienced business appraisal firm, to appraise and determine the fair market value. The appraiser shall independently, and without consultation, prepare a written appraisal of the fair market value within thirty (30) days. The Parties have agreed that a mutually agreed reputable third party appraisal company with sufficient U.S. capital and Chinese market expertise and qualification shall be engaged to conduct the appraisal of Xibolun. A determination of fair market value made by such appraisers shall be binding and conclusive as to the subject matter thereof. Both Parties shall share the expenses of the appraisals of Xibolun.

If the Option is exercised as to any subsidiary, the Optionee will acquire all of the Company’s interest in such company. Accordingly, if an Option is exercised, the Company will also cooperate to transfer any licenses, permits, or other documents necessary to operate the business of such subsidiary to the Optionee.

No Guarantee Option Will be Exercised

Although the parties currently anticipate that the Optionee is likely to exercise the Option as to one or more of the subsidiaries, there can be no guarantee that this will happen during the Option Term. The Optionee could, for a variety of reasons, fail to exercise the Option before it expires. The Optionee could have insufficient resources to pay the purchase price. The parties could fail to agree on acceptable purchase price. The business of a subsidiary could become unattractive to the Optionee. The Optionee could find other business or other matters more compelling uses of the Optionee’s funds. For these and other reasons, the Option may expire prior to being exercised.

If the Option is not exercised as well as prior to the Option’s exercise even if it is exercised, each of Xibolun Automation, Xibolun Equipment and Weijia Bio-Tech will remain part of the Company. As such, HEBT’s officers and directors will continue to manage the business of such entities in the ordinary course of business prior to any closing of a purchase of the equity of such entities by the Optionee.

Interests of Management in the Transaction

The Sellers consist of (1) Wise Metro Development Co., Ltd., a British Virgin Islands company of which Mr. Anyuan Sun is the sole shareholder and (2) Mr. Zuoqiao Sun Zhang, who is a member of HEBT’s Board of Directors and father to both Mr. Anyuan Sun and Mr. Lingmin Sun, both of whom are also directors of the Company. Mr. Anyuan Sun is also the Chief Executive Officer of the Company. Mr. Anyuan Sun is the beneficial owner of all of the Shares being sold to the Buyer. Because the Optionee will be an individual or entity designated by the Sellers, the Board and Mr. Sun considered Mr. Sun and Mr. Sun Zhang to have an interest in the transaction. Due to the interested nature of this transaction, Mr. Anyuan Sun and Mr. Sun Zhang did not participate in the discussions and voting on this matter at HEBT’s board of directors.

Required Vote

Adoption of the Option Proposal requires the affirmative vote of a majority of each class of the voting common shares represented in person or by proxy at the meeting and entitled to vote thereon, provided we have a quorum at the meeting. In order for any of the Share Transfer Proposal, NiSun Proposal and Option Proposal to be approved, shareholders must approve each of the Share Transfer Proposal, NiSun Proposal and Option Proposal.

HEBT’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HEBT’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE OPTION PROPOSAL.

PROPOSAL 5: THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows HEBT’s Board of Directors to submit a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the special meeting to approve the consummation of the Acquisitions. In no event will HEBT solicit proxies to adjourn the Special Meeting or consummate the NiSun BVI acquisition beyond the date by which it may properly do so under BVI law. The purpose of the Adjournment Proposal is to provide more time for HEBT’s shareholders to make purchases of public shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the Share Transfer Proposal, NiSun Proposal and Option Proposal.

In addition to an adjournment of the Special Meeting upon approval of an Adjournment Proposal, the board of directors of HEBT is empowered to postpone the meeting at any time prior to the meeting being called to order. In such event, HEBT will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its shareholders of the postponement.

Consequences if the Adjournment Proposal is not Approved

If an Adjournment Proposal is presented at the Special Meeting and such proposal is not approved by its shareholders, HEBT’s Board of Directors may not be able to adjourn the Special Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the Special Meeting to approve the consummation of the Share Transfer Proposal, NiSun Proposal and Option Proposal. In such event, the Share Transfer Proposal, NiSun Proposal and Option Proposal would not be completed.

Required Vote

Approval of the proposal to adjourn the Special Meeting, whether or not a quorum is present, requires the affirmative vote of a majority of the votes cast by the holders of HEBT’s common shares entitled to vote. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

THE HEBT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HEBT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

OTHER MATTERS

As of the date of this proxy statement, the board of directors of HEBT knows of no matters that will be presented for consideration at the Special Meeting other than as described in this proxy statement. If any other matters properly come before the Special Meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

EXPERTS

The consolidated financial statements of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. as of December 31, 2018 and 2017 appearing in this proxy statement have been audited by Friedman LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

MISCELLANEOUS

HEBT has supplied all information relating to HEBT, and NiSun BVI has supplied, but HEBT has not independently verified, all of the information relating to NiSun BVI contained in “Summary —The Parties” and “The Acquisition — Parties Involved in the Acquisition,” including the financial statements included for NiSun BVI in this proxy.

You should rely only on the information contained in this proxy statement, the annexes to this proxy statement and the documents we refer to in this proxy statement to vote on the Reverse Split Proposal, Share Transfer Proposal, NiSun Proposal, Option Proposal and Adjournment Proposal. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated June 4, 2019. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date (or as of an earlier date if so indicated in this proxy statement) and the mailing of this proxy statement to stockholders does not create any implication to the contrary. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.